Exhibit 6

With 400 branches and 1,500 associates across Canada, Cash Store Financial is Canada’s largest alternative financial services provider. Printed in Canada

The Cash Store Financial Services Inc. (“Cash Store Financial”) is Canada’s leading provider of alternative financial products and services. The Company is driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals. Cash Store Financial currently maintains a rapidly growing network of 400 branches in over 160 communities nationwide. The Company operates two of the strongest branded chains in the alternative financial services market. The Cash Store and Instaloans each hold dominant positions in key markets, acting as brokers to facilitate payday advance services to income-earning consumers. The Company provides a private-label debit card – the Freedom card – and a prepaid credit card – the Freedom Mastercard, injury advance loans, Western Union wire transfers and money orders, and tax preparation services. With the start of fiscal 2009, the Company launched new term loan and line of credit products. By branch count, Cash Store Financial holds 25 percent of Canada’s alternative financial services market and is the leading provider in Alberta, Saskatchewan, Manitoba, Atlantic and rural Canada. Cash Store Financial is the only payday advance broker in Canada publicly traded on the Toronto Stock Exchange (TSX:CSF). The Company currently employs 1,500 associates in nine provinces and two territories. Cash Store Financial Head Office Edmonton, Alberta

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Cash Store Financial 2008 ANNUAL REPORT CASH STORE FINANCIAL ACROSS CANADA 400 branches across Canada and growing Cash Store Financial holds 25 percent of Canada’s alternative financial services market and is the leading provider in Alberta, Saskatchewan, Manitoba, Atlantic and rural Canada. Take a look at our growing branch network. TO OUR SHAREHOLDERS Report to Shareholders from the Chairman and Chief Executive Officer Gordon J. Reykdal, Chairman and Chief Executive Officer, reviews last year’s results, introduces an exciting new charitable partnership, and looks ahead to the upcoming year. Report to Shareholders from the President and Chief Operating Officer Barret J. Reykdal, President and Chief Operating Officer, underlines the importance of our associates, and summarizes the progress made due to hands-on management and a dedicated workforce. OUR PEOPLE Our commited, long-term associates separate us from the competition Read the stories of nine associates who are making a difference across our branch network. LONG SERVICE AWARDS Last year we introduced three and five-year service awards Cash Store Financial is reaching a new benchmark in its maturity. The growing expertise of our branch level associates, achieved through long service, is having a discernable impact on the bottom line. 4 6 10 12 16 Management’s Discussion and Analysis 17 Financial Statements 37 Notes to Consolidated Financial Statements 42 Corporate Governance 59 Board of Directors 60 Company Information 61

Cash Store Financial across Canada Cash Store Financial holds 25 percent of Canada’s alternative financial services market and is the leading provider in Alberta, Saskatchewan, Manitoba, Atlantic and rural Canada. The Company currently maintains a rapidly growing network of 400 branches in over 160 communities nationwide. The Cash Store and Instaloans each hold dominant positions in key markets, acting as brokers to facilitate payday advance services to income-earning consumers. Associate count (As at June 30, 2002-2008) 300 600 900 1200 1500 2008 2007 2006 2005 2004 2003 2002 1500 1390 1300 1100 426 258 75 Branch count (As at June 30, 2002-2008) 50 100 150 200 250 300 350 400 2008 2007 2006 2005 2004 2003 2002 384 358 338 277 108 57 20

CASH STORE FINANCIAL ACROSS CANADA ALBERTA Airdrie Brooks Calgary Camrose Cochrane Cold Lake Drayton Valley Edmonton Edson Fort McMurray Fort Saskatchewan Grande Prairie High Level High River Hinton Lac La Biche Lacombe Leduc Lethbridge Lloydminster Medicine Hat Okotoks Olds Peace River Red Deer Rocky Mountain House Sherwood Park Slave Lake Spruce Grove St. Albert Stony Plain Strathmore Wetaskiwin Whitecourt BRITISH COLUMBIA Abbotsford Burnaby Campbell River Castlegar Chilliwack Coquitlam Courtenay Cranbrook Dauphin Dawson Creek Duncan Fort St. John Kamloops Kelowna Kitimat Langley Maple Ridge Merritt Mission Nanaimo Nelson New Westminster North Vancouver Penticton Port Alberni Port Coquitlem Powel River Prince George Prince Rupert Quesnel Salmon Arm Sechelt Smithers Squamish Surrey Terrace Trail Vancouver Vernon Victoria Williams Lake MANITOBA Brandon Flin Flon Portage La Prairie Selkirk Swan River The Pas Thompson Winkler Winnipeg NEWFOUNDLAND Carbonear Clarenville Conception Bay Corner Brook Gander Grand Fall-Windsor Marystown Mount Pearl St. John’s NEW BRUNSWICK Atholville Bathurst Edmundston Fredericton Grand Falls Miramichi Moncton Saint John Sussex Woodstock NOVA SCOTIA Amherst Bridgewater Dartmouth Digby Glace Bay Greenwood Halifax Lower Sackville New Glasgow New Minas Sydney Truro Yarmouth NORTHWEST TERRITORIES Yellowknife ONTARIO Ajax Alliston Angus Barrie Belleville Bowmanville Bracebridge Brampton Brantford Brockville Burlington Cambridge Carleton Place Casselman Chatham Cobourg Cornwall Dryden Dundas Espanola Etobicoke Fergus Fort Francis Ft. Erie Guelph Hamilton Ingersoll Kenora Keswick Kingston Kitchener Leamington Lindsay London Mississauga Nepean New Market Niagara Falls North Bay Oakville Orangeville Orillia Orleans Oshawa Ottawa Owen Sound Petawawa Peterborough Pickering Port Colborne Sarnia Sault Ste Marie Scarborough Simcoe Smiths Falls St. Catharines St. Thomas Stratford Strathroy Sudbury Thorold Thunder Bay Tilsonburg Timmins Toronto Trenton Wallaceburg Welland Whitby Windsor Woodstock PRINCE EDWARD ISLAND Charlottetown Summerside SASKATCHEWAN Estevan Kindersley Moose Jaw North Battleford Prince Albert Regina Saskatoon Swift Current Yorkton YUKON Whitehorse 5

CHAIRMAN’S REPORT from the Chairman and Chief Executive Officer Through management’s long-standing commitment to strong business fundamentals, fiscal 2008 was a good year at Cash Store Financial. Net income from continuing operations grew fully 44% to $12.5 million from $8.7 million the prior year. Revenue from continuing operations increased to $130.8 million up from $123.6 million the prior year. Retention payments dropped 14% to $20.1 million from $23.4 million for the same period. Diluted earnings per share from continuing operations were $0.62 ($0.62 basic), compared to $0.42 ($0.42 basic) in fiscal 2007. In the fourth quarter, the Company booked record revenues of $34.5 million, returning to levels exceeding those experienced prior to the Company’s voluntary decision to eliminate rollovers in fiscal 2005 and the subsequent restructuring of processes and controls that occurred. Through a payment of $3.6 million in dividends to shareholders, compared to nil in fiscal 2007, we provided a substantive return to shareholders. Through prudent management of our cash position, a special dividend was issued in the first quarter, Net income from continuing operations 44% 2008 $12.5 million 2007 $8.7 million Gordon J. Reykdal Chairman and Chief Executive Officer INCREASE

as well as a regular quarterly dividend initiated in the same period and continued each quarter since. To date through a series of normal course issuer bids, 1.8 million shares have been taken out of circulation, enabling all holders to further build their ownership in the Company. The Company’s cash position remains highly liquid and the focus on building value for our shareholders remains steadfast. Again, we are pleased to announce a special dividend of $0.075 cents per share for the first quarter of fiscal 2009, and we are continuing our regular quarterly dividend of $0.025 cents per share. Our second normal course issuer bid is well underway. Beyond our financial performance, fiscal 2008 was a year of substantive developments that will enable senior management, on a go-forward basis, to strengthen its focus on its core competencies which is the brokering of small-sum short-term consumer loans and related alternative financial services products. On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., whose common shares were, upon the completion of this transaction, owned by the shareholders of Cash Store Financial. Cash Store Financial retained tax losses incurred in the rental division prior to the spin-off transaction, which will enable the Company to have realized approximately $4.8 million in tax savings in fiscal 2008 and 2009. CHAIRMAN’S REPORT Cash Store Financial in Canada’s communities “I am fully confident that over the years thousands of people around the world will benefit from our contributions to diabetes research.” Since inception, Cash Store Financial has recognized the importance of contributing to the communities in which we do business. We have a long-standing tradition of corporate giving and have recently solidified that commitment on a national basis. Through a partnership with the Alberta Diabetes Foundation, Cash Store Financial will capitalize on its national network of 400 branches to raise millions of dollars over the next seven years. As part of this initiative, the Company will spearhead no less than 30 fun runs across the country, the proceeds of which will go directly toward researching a cure for diabetes. This research will be conducted at the Alberta Diabetes Institute, which is housed at the University of Alberta, and is recognized as home to some of the world’s leading diabetes research scientists. As an Alberta company with a national presence, Cash Store Financial is very proud to be a part of this Canadian success story. I am fully confident that over the years thousands of people around the world will benefit from our contributions to diabetes research. Diluted earnings per share 2008 2007

This spin-off transaction was completed on March 31, 2008 and accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. The results of its operations and its cash flows for the year ended June 30, 2008 and 2007 are presented as discontinued operations. In the third quarter, the Company also presented a successful bid before the Nova Scotia Utility and Review Board to secure a market-based approach to price caps for short-term consumer loans. Drawing significantly on a framework proposed by Cash Store Financial, this past July the Nova Scotia Utility and Review Board issued an Order setting a cap on fees that is fully accommodative of this Company’s current pricing model. Accordingly, the Company will continue to operate in that province below the regulated cap. The Government of Nova Scotia has clearly recognized payday loans as a valuable product for consumers and on this basis set a cap that ensures the availability of the product to all consumers. Nova Scotia has set an important precedent for other jurisdictions that are considering regulation of the industry. LOOKING AHEAD Since inception, the Company’s strategy has been to secure a dominant market footprint through rapid growth, then build revenues, followed by infrastructure enhancements and product diversification. We have achieved these objectives, but continue to look to the future. In closing our fiscal year with 384 branches – up 26 from one year ago – the Company now has a solid national presence with two of the strongest branded chains in the industry. By providing service to Canadians in over 160 communities we have established a base of satisfied consumers to whom we may offer a broadened range of financial services products, as opportunities arise. We are currently testing term loan and line of credit products and we are optimistic they will prove to be a significant source of incremental revenue over and above our traditional brokerage services fees. The Company remains well-positioned to fund future growth initiatives and working capital requirements with a cash position of $15.6 million and positive working capital of $16.7 million as at June 30, 2008. Our go-forward strategy continues to be to expand our footprint to ensure a dominant market position once regulations have been fully rolled out. I would like to thank our shareholders for their contribution to the success of Cash Store Financial over this past year, and I look forward to continued positive reports in the coming quarters. Gordon J. Reykdal Chairman and Chief Executive Officer CHAIRMAN’S REPORT EBITA 38% 2008 $26.3 million 2007 $19.0 million 8 INCREASE

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PRESIDENT’S REPORT from the President and Chief Operating Officer Fiscal 2008 was marked by a significant maturation of our business. Through tenure awards for three and five years of service, we celebrated the long service of no less than 212 associates. The depth of experience and expertise of this group has been directly tangible in the earnings results. Notably, we closed the fourth quarter with record revenues of $34.5 million and significant improvements to branch operating income. Positive results are no excuse for complacency. Cash Store Financial now operates the largest network of corporately-owned alternative financial service branches in Canada. With 400 “The Cash Store” and “Instaloans” branches spread throughout nine provinces, two territories and over 160 communities, staying in touch with our associates is my greatest challenge – and my biggest priority. Consumer lending is a people business. This applies equally to how customer service representatives interact with our customers as it does to how management interacts with the Company’s associates. Time in the field is critical. Throughout the fiscal year, our five Divisional Vice Presidents are actively engaged with their regional management team and individual branch managers. Nowhere over the past year has this focus on people been more apparent than in the sharp reduction in retention payments to our third-party lenders, which dropped to $20.1 million (3.9% of loans brokered) for the year ending June 30, 2008, from $23.4 (4.7% of loans) in fiscal 2007 – an improvement of 14%. This, coupled with improvements to same branch sales, netted strong gains to branch operating income Barret J. Reykdal President and Chief Operating Officer

and the substantive improvement in earnings for the year. Same branch sales for the 337 branches open since the beginning of fiscal 2007 averaged $375,700 in fiscal 2008, compared to $352,000 in the prior year – an increase of 7 percent. Branch operating income improved 14% to $39.8 million from $35 million for the previous year. Fourth quarter net income from continuing operations was up 60% to $3.2 million from $2.0 million for the same period in fiscal 2007. Net income from continuing operations was up 44% to $12.5 million from $8.7 million in the prior year. As a young and continually expanding company, there is always room for improvements to our operational systems; the incremental gains to be made across a vast network of branches can add significantly to the bottom line. With this in mind, each year, the Chairman & CEO and I travel from Newfoundland to Vancouver Island to meet directly with every manager in our national branch network. Through one-on-one exchanges, we hear directly from those who bring our services to market about what we’re doing right and, more importantly, what we could be doing better. Through this process we are able to focus on continuous improvement, both in our relationships with third party suppliers and in ensuring that our corporate operations are providing effective back-end support for our retail network. This process, combined with an overall maturing of our workforce, has facilitated a significant and ongoing improvement to the number of non-profitable branches as a percentage of the overall branch network. New branches are accelerated to profitability at a more rapid rate and non-performing branches are converted to profitability within a smaller time frame, or they are closed. Collections processes have improved, and the average number of new customers per month per branch has also increased. Although brokerage fee revenues continue to constitute the bulk of our income, fees from ancillary products as a percentage of overall revenues continue to increase. There can be no question that fiscal 2008 was a turn-around year, marked by four sequential quarters of year-over-year earnings growth. This was in stark contrast to fiscal 2007, during which we experienced several periods of contraction, due to the Company’s proactive decision in Q3 2005 to eliminate rollovers from its payday loan product mix. Regulations that include rollover bans are now unfolding at the provincial level. So, clearly the decision to stop providing them was the right thing to do, both for the Company and our customers. With this period of restructuring now well behind us, there is a great sense of positive momentum throughout our operation. As a Company we have now exceeded the quarterly revenues we had experienced prior to our voluntary ban on rollovers. With a mature and experienced work force now at the core of our business, I look forward to what we can produce in the coming year. Barret J. Reykdal President and Chief Operating Officer PRESIDENT’S REPORT Same Branch Sales Retention payments Branch Operating Income 14% 7% 14% 2008 $39.8 million 2007 $35 million 2008 $375,700 2007 $352.300 2008 $20.1 million 2007 $23.4 million 11 INCREASE INCREASE DECREASE

Our People A Company’s ability to grow profitably is as dependent on management’s expertise as it is on the front line associates who liaise with our clients and put a face on our products. Since 2001, Cash Store Financial has grown from a one branch operation in Edmonton, Alberta, to 400 branches in over 160 communities. This Company is driven by a dynamic, entrepreneurial work force. Depth of experience is important too. In fiscal 2008, for the first time, management recognized the Company’s long-service employees with three and five year service awards. These are some of their stories. “When you offer excellent customer service, clients will want to return to your branch and refer their family and friends.” Pam Desautels Branch Manager C99

OUR PEOPLE “It has been a rewarding experience to be a part of Cash Store Financial. I am amazed to see where the Company was when I first started to the machine that it is today.” Steve Markovetz Regional Manager, Region 10 Charlotte Evanyshyn Branch Manager, C22 (The Cash Store), Brandon, Manitoba Charlotte started with Cash Store Financial quite by accident. In semi-retirement after having run a daycare for 20 years, a friend of her son was manager of branch C22 at the time. She was asked if she could help out for a short time and she agreed. “Just about five years later I am still here. I enjoy working for a Company that rewards you for achieving goals. The Company is very reliant on customer service, and so am I, so it has been a great fit. I thoroughly enjoy coming to work every morning.” Pam Desautels Branch Manager, C99 (The Cash Store), St. John’s, Newfoundland Pam started as a part-time Customer Service Representative in May 2004, at branch C99. Eighteen short months later, she was promoted to Branch Manager, opening the Company’s third branch in Newfoundland. Now she is back at C99, running a very profitable The Cash Store branch. “When you offer excellent customer service, clients will want to return to your branch and refer their family and friends. Being one of the highest profiting branches in Division 4 contributes to my motivation to keep growing and stay on top. I look forward to many successful years with Cash Store Financial.” Mario Volpe General Manager, Business Development, Edmonton, Alberta Mario joined Cash Store Financial in January 2001, as a delivery driver in Calgary, Alberta, for the Company’s then furniture rental division, Insta-Rent. He rapidly advanced to branch manager for the rental division, followed by an assignment as branch manager for The Cash Store. In 2004, he moved to head office in Edmonton in the business development department, taking over as general manager in 2007. He has been directly involved in hundreds of new branch openings. Mario claims he has not worked a day since he started with Cash Store Financial, saying that “if you love what you do then you will never work a day in your life.” 13

OUR PEOPLE “I have worked for other financial companies before, but none of them compare to the forward-thinking, results-driven, and electric environment found here at Cash Store Financial.” Mike Craig Regional Manager, Region 11 Mike Craig Regional Manager, Region 11, Toronto, Ontario Mike is entering his fifth year with the Company having started as a Branch Manager with C42 in Oshawa, Ontario. From day one, Mike says that he wanted to become a Regional Manager. In 2004 he realized this goal. “I am proud to say that my second major goal – building and establishing a profitable region in my hometown of Toronto – has been realized as well. I have worked for other financial companies before, but none of them compare to the forward-thinking, results-driven, and electric environment found here at Cash Store Financial.” Nicole Olsen Regional Manager, Region 9, Red Deer, Alberta Nicole started working with Instaloans in January 2005 as a part-time Customer Service Representative in Red Deer, Alberta, to help make ends meet while she was going to school. After graduation, she left Instaloans – briefly – to work in her field of study. After two weeks away she knew her calling was with Cash Store Financial. Nicole quickly rejoined the Company as a full-time Customer Service Representative, then as a Branch Manager, becoming a Regional Manager in April of 2007. “I LOVE my job! Every day presents a new challenge, an opportunity to learn, and potential for growth. The people that I work with everyday are amazing.” Lori Bonnar Regional Manager, Region 15, Saskatchewan Lori started with the Company in 2003 by opening and managing branch C55 in Lloydminster, Alberta. Due to her strong performance, she was promoted to Regional Manager in 2004. She currently manages 12 branches in Saskatchewan as well as Lloydminster and Cold Lake in Alberta. “It has been a privilege to have the opportunity to see some of my CSRs and managers step up into other positions and roles throughout the Company including other Regional Manager positions. But the best part of my experience has been working and developing what I believe to be the STRONGEST TEAM in the entire Company!!” 14

OUR PEOPLE “I love the diversity of my job. It is exciting to come to work every day and deal with different challenges. I wouldn’t trade it for the world!” Tara Butineau Regional Manager, Region 17 Tara Butineau Regional Manager, Region 17, Northern Ontario Tara started as a full-time CSR in North Bay, Ontario at branch C63 and was promoted a year-and-a-half later to Branch Manager. Five months into being a Branch Manager, she was promoted to Regional Manager. “I am proud to look back at what amazing strides our Company has made in the past few years and I am excited to see what amazing opportunities and milestones lie ahead for us all. I love the diversity of my job. It is exciting to come to work every day and deal with different challenges. I wouldn’t trade it for the world!” Steve Markovetz Regional Manager, Region 10, Vancouver, British Columbia Steve is a five-year-plus Cash Store Financial employee who started out opening and managing C38 in Surrey, British Columbia. “It has been a rewarding experience to be a part of Cash Store Financial. I am amazed to see where the Company was when I first started to the machine that it is today. I look forward to the next five years with even greater anticipation.” Brandee Major Branch Manager, C38 (The Cash Store), Surrey, British Columbia Brandee joined the Company in August 2004, as a part-time Customer Service Representative and quickly realized she had found a home. She soon moved to a full-time position and then to Branch Manager of C38. “I thought this was going to be just another job. The Company culture impressed me, and I knew I had to stay. I set goals and the Company’s management team allowed me to achieve them faster than I imagined possible. Before working here I had low expectations for employers, The Cash Store has raised the bar. Now, my biggest personal goal is to continue to move up the Company ladder.” 15

Long Service Awards Cash Store Financial is reaching a new benchmark in its maturity. The growing expertise of our branch level associates, achieved through long service, is having a discernable impact on the bottom line. FIVE-YEAR AWARD RECIPIENTS Alayna Fellows Angele Marcoux Barb Tschritter Barret Reykdal Cameron Schiffner Carrie Lawrence Chad Watts Chantelle Clarke Cheryl Doubinin Chris Mailey Coral Dunn Dana Shulman Dave Morrison David McNeil David Neumeyer Debbie Miller Denise Gaddess Don Steffanson Emilia Borrelli Gordon Fontaine Janice Parsons Ken King Ken Fisher Kurt Werner Lana Bahri Leah Baumgartner Liz Nitschmann Lori Bonnar Mario Volpe Michelle Geneau Mike Craig Patrick Macbeth Renée Berlingo Renel Doucet Rodrigo Danyau Stacey Heath Steve Markovetz Toni Borrelli THREE-YEAR AWARD RECIPIENTS Abra-Lee Shaw Alana Bakalar Alanna Urquhart Amanda Cadrin Amy Guenette Andrea Whiting Andrew Vivaldo Angela Vrooman Annely Armstrong Avita Devi Bernice O’Dwyer Bill Guitard Billy-Jo Perry Brandee Major Brandi Solarz Brenda Johnson Brenda Miller Brenda Paul Candace Zwicker Carmen Cookson Carole Haatvedt Casey Caignou Cassandra Nimira Cathy Englehart Catrina Gilbert Celeste Rondeau Charity Oakley Charlene Taylor Charlotte Evanyshyn Charmaine Hussey Christina Cunnane Christina Brault Colleen LeBlanc Coralie Duchemin Crystal Burgoyne Cyndi Albert Dana Blacklock Danielle Monkhouse Darlene Macdonald Darren King Dawn Pridham Debbie Purser Deborah Baker Della Waddell Denise Marr Diane Westcott Donna Smith Donna Serson Donna Findlay Donna Glidden Edith Connolly Felicity Forrest Gerry O’keefe Gordon Donison Gregson Cornelius Heather Kyle Heather Morrish Heather Gallant Holly Moote Hope Williams-Smith Jacquie Dauda Janet Foo Janice Mchattie Janice Zammit Jen Melanson Jennifer Mitchell Jennifer Blum-Elliott Jennifer Duggan Jennifer Felhazi Jessica Purkis Jill Sittler Joan LeSaga Judy Van Bryce Kassie Hayward Kelly Cameron Kelly Smith Kerri Palumbi Kerry Kennedy Kevin Hatt Kim Geneau Kim Johnson Kim Martai Kim George Kimberley Thurston Kimberly Brown Kimberly Aylward Lana Gray Laura Esmond Lauren Rinella Laurie Fizell Lee Rowland Leslie Tomkins Leslie Qweshemut Linda Winstanley Lisa White Louanne Montgomery Louise Goltz Lynaya Wickstrom Lyndsay ThreeSuns Lynsey Morrin Maria Fedosov Maria Borrelli Maria Boisvert Marian McKenzie Marvette Anderson Melanie Rayner Melanie Meisner Melinda Bridgett Melissa Matheson Michael Zvonkovic Michelle Prince Michelle Paul Michelle Smith Michelle Hopgood Morningstar Williams Nancy Serson Nancy Haley Natasha Meier Nicole Laurin Nicole Olsen Nicole Thiessen Nicoleta Lungu Pam Desautels Peggy McCracken Rachelle Procyk Ramona Nobert Rhonda Stevenson Rhonda Brault Richard Clermont Rick Wagner Rob Palumbi Robert Ryks Roberta Cotnam Rosanne Winstanley Ryan Koch Ryan Werner Sandra Zaharichuk Sebastian Szafranski Shannon Power Shannon Lowe Shannon Gorynuik Shannon Caudle Sharon Johnson Sharon Prowse Shayla Masniuk Sheila Acosta Sheila Hassel Shelly Heisler Sherry Lemon Sherry Krysta Sheryl Michaluk Snezana Djurkovic Stephanie Harris Stephanie Elder Steve Whitehouse Sylvia Archibald Tamara Chapman Tamara Wilson Tamara Molnar Tammy Purdy Tammy Russell Tanis Palmantier Tara Butineau Tara Charles Teena Steele Theresa Shelton Tracy Benard Trisha Gibson Veronique Bourbeau Vicki Santala Vicky Gunther Wendy Freeman Winifred Andrews Yvonne Scott 16

Management’s Discussion and Analysis For the year ended June 30, 2008 Introduction 18 Business Profile And Strategy 19 Overall Financial Performance 22 Liquidity And Capital Resources 26 Summary Of Quarterly Results 26 Related Party Transactions 29 Contractual Business Arrangements 29 Legal Proceedings And Other Contingencies 29 Regulatory Environment 30 Critical Accounting Estimates 30 Changes In Accounting Policies And Practices 32 Recent Accounting Pronouncements Not Yet Adopted 33 Controls And Procedures 35 Dividends 36 Outstanding Share Data 36

MANAGEMENT’S DISCUSSION AND ANALYSIS INTRODUCTION The following management discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial” or the “Company”) fiscal 2008 audited consolidated financial statements and the Company’s Annual Information Form (“AIF”) for fiscal 2008 which are available on SEDAR (“System for Electronic Document Analysis and Retreival”) at www.sedar.com. Additional information relating to the Company, including the AIF, is available on SEDAR at www.sedar.com. This management’s discussion and analysis is dated as of August 19, 2008. Cautionary Statement Regarding Forward-looking Information This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals, favourable Canada Revenue Agency ruling and third party consents and other factors described in the Company’s latest Annual Information Form filed on SEDAR at www.sedar.com (see above) under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws. Non-GAAP Measures This MD&A refers to certain financial measures that are not determined in accordance with generally accepted accounting principles (“GAAP”) in Canada. These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. Although a measure such as ‘Earnings Before Interest, Income Taxes, Extraordinary Items, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to the Company’s financial statements. “Same branch sales” is a non-GAAP measure tracked and reported by the Company and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue. Average revenue is defined as revenue for the period divided by the number branches. “Branch operating income” (“BOI”) is a non-GAAP measure tracked and reported by the Company and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and Divisional President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure 18

MANAGEMENT'S DISCUSSION AND ANALYSIS

which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of the Company's results of its operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

(thousands of dollars)

	2008					2007				
	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD
Consolidated Results										
Total operations										
Income from continuing operations	3,190	2,706	3,207	3,418	12,522	2,013	1,374	2,250	3,033	8,670
Interest	3	1	3	2	9	4	9	5	8	26
Income tax	2,734	1,323	1,958	1,855	7,870	1,007	567	1,323	1,863	4,760
Stock-based compensation	331	106	96	92	625	241	282	316	321	1,160
Amortization of capital and intangible assets	1,356	1,297	1,375	1,218	5,246	1,164	1,104	1,084	1,052	4,404
EBITA from continuing operations	7,614	5,433	6,639	6,585	26,271	4,429	3,336	4,978	6,277	19,020
EBITA from discontinued operations	-	(560)	(396)	(402)	(1,358)	(202)	(579)	(1,025)	(731)	(2,537)

BUSINESS PROFILE AND STRATEGY

The Company operates under two branch banners: The Cash Store and Instaloans. The Cash Store and Instaloans act as brokers to facilitate payday advance services to income earning consumers seeking short term advances with third party lenders without having to provide a credit history or security on the loan, as is generally required by commercial lending institutions. At June 30, 2008, the Company owned and operated 384 branches in nine provinces and two territories and employed over 1,500 associates within Canada. Cash Store Financial, formerly Rentcash Inc., is listed on the Toronto Stock Exchange under the symbol "CSF" (formerly "RCS").

The Company's business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. The goal is to establish The Cash Store and Instaloans as neighbourhood financial supermarkets providing a wide range of services, a high level of customer service and convenient hours of operation.

Building strong fundamentals to support long-term business growth and generate sustainable returns for our shareholders is a cornerstone of our overall corporate strategy. The Company has no debt financing, strong working capital, and a mostly liquid cash position held in current accounts with major Canadian banks. Management believes that maintaining a strong cash position will enable the Company to respond to growth opportunities as they arise.

To further strengthen the Company's forward potential, the Company's shareholders approved a plan on November 28, 2007 to spin-off the Company's rental operations and certain of its assets and liabilities to Insta-Rent Inc. ("Insta-rent"), whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. Insta-Rent Inc. is now publicly traded on the TSX Venture stock exchange under the symbol "IRR".

This spin-off transaction was completed on March 31, 2008 and, accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the years ended June 30, 2008 and 2007 as discontinued operations. The spin-off transaction enables the Company to focus on its core competencies, being the brokering of small-sum short term consumer loans and related alternative financial services products. The Company will also be able to utilize approximately $4.7 million of future tax assets against taxes payable over the next year of operations as a result of the spin-off. The future assets are a result of non-capital loss carry-forwards being utilized.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Due to its strong cash position, the Company has, over the past year, repurchased 1,353,110 common shares pursuant to a normal course issuer bid at an average share price of $4.42 and at a total cost of $6.0 million. Further share repurchase initiatives are currently underway. Also, during 2008, the Company paid dividends of $3.6 million.

The Company's Financial Statements and Management's Discussion and Analysis for the year ended June 30, 2008 have been presented in a new format. This new format more closely reflects the disclosures of the Company's North American competitors and the reporting used by management to track the Company's performance.

Continuing Operations

The Company's strategic approach has been to grow rapidly and secure a dominant market footprint, then build revenues, followed by infrastructure enhancements and product diversification. Since the Company's inception in April 2001, the branch count has grown to a total of 384 locations as at June 30, 2008. Branch count has been increasing at a measured pace, depending on overall performance and market opportunities. As a result of new provincial regulations in several jurisdictions that are anticipated over the next 24-36 months, positive shifts in the competitive landscape are also expected. Resulting growth opportunities will be embraced. These are expected to be funded through current operations and cash on hand.

As a result of recent management initiatives, the Company has experienced positive trending in several fundamental areas over the past five quarters. Positive trending includes a steady improvement in overall branch operating performance.

Since December 2006, management's attention has been on driving growth and improving the Company's overall financial performance. In the first quarter of 2008, the Company rolled out its "Freedom Card", a prepaid credit card with monthly maintenance fees which is proving to be a sustainable and growing revenue stream. As well, a customer loyalty program is currently being tested in some markets. Term loan and line of credit products are currently being tested in several markets.

20

Regularly, the Chairmain and Chief Executive Officer and the President and Chief Operating Officer go on a country-wide tour, meeting with all branch managers to review strategic priorities of the Company. During these sessions, emphasis was placed on verifying that all associates are committed to the effective pursuit of established goals and objectives.

Over the past year, a strong emphasis has been placed on the reduction of non-profitable branches. The Company continues to work diligently to ensure that all of its branches are adding to the profitability of the Company. Branch operating income, by maturity level, is outlined below:

Branch Operating Income

		BOI (Loss)		BOI % of Revenues	
Year Opened	Number of Branches	F2008	F2007	F2008	F2007
2001	98	13,742,974	13,174,263	34.2%	31.3%
2002	15	2,656,495	2,043,838	36.7%	29.0%
2003	36	5,026,843	4,194,833	33.5%	27.8%
2004	52	6,413,855	5,193,139	33.7%	28.6%
2005	69	5,796,168	3,598,803	25.4%	17.0%
2006	55	2,379,599	305,659	15.6%	2.5%
2007	27	(28,487)	(574,754)	-0.5%	-30.1%
2008	32	(559,519)	(105,292)	-20.1%	
Subtotal	384	35,427,928	27,830,489		
Branches not yet open		(6,234)	-		
Closed branches		(381,636)	(601,856)		
Other		4,795,095	7,731,113		
Continuing Operations		$ 39,835,153	$ 34,959,746		

*Instaloan branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001

Discontinued Operations On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. Insta-Rent Inc. is publicly traded on the TSX Venture stock exchange under the symbol “IRR”. This spin-off transaction was completed on March 31, 2008 and, accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the year ended June 30, 2008 and 2007 as discontinued operations. The net loss from discontinued operations during the year was $1.7 million, which includes $678,000 of spin-off costs related to the transaction, compared to a net loss of $2.8 million during fiscal 2007. The decrease in the net loss was due to improved branch operating income compared to the prior year. Consumer Protection Regulations In May 2007, Bill C-26, An Act to Amend the Criminal Code (criminal interest rate), received Royal Assent. Consistent with the provisions of Bill 26, several provinces are expected to establish limits on the total cost of borrowing. On July 31, 2008 the Nova Scotia Utility and Review Board issued an Order setting the maximum cost of borrowing for a payday loan. The Board adopted a market approach, setting the maximum at $31 per $100 lent, effectively allowing most if not all operators currently in the market to remain in business. This rate cap is expected to be approved and implemented by the Government of Nova Scotia within the second quarter of fiscal 2009. The Public Utility Board in Manitoba recently issued an Order to establish maximum amounts that can be charged in respect of a payday loan. This cap was set at $17 per $100 lent. In its Order, the Manitoba PUB stated its intention through a low cap was to force all but the most efficient operators from the market. Although Cash Store Financial fully intends to maintain its presence in Manitoba and to operate profitably in doing so, the Company has sought a leave to appeal this Order before the Manitoba Court of Appeal on the grounds that the rate cap is unduly punitive to the Company’s operations, and in attempting to “shape” the market in Manitoba the utilities board exceeded its legislated mandate. The Provinces of British Columbia, Saskatchewan, Ontario and New Brunswick have passed legislation that allows for the setting of maximum rates, although these rates have not yet been set. At this stage, other than Nova Scotia, it remains difficult for the Company to specify limits that each province will set, due to incomplete public consultation processes that are either underway or have yet to begin. A ban on rollovers is expected in those jurisdictions that are presently developing rate regimes. Cash Store Financial has been, and continues to be, a long-standing advocate of improved consumer protection measures for the payday loan industry. The Company’s long-term strategy has been predicated on the belief that regulatory certainty will have a positive impact on operations. The Company has aggressively built its network of retail branches on this basis. Class Action Lawsuit On April 21, 2008, the Company reached a conditional settlement in respect of a class action law suit initiated in the province of Ontario. The settlement is conditional upon the lawsuit being certified by the Court as a class proceeding under the Class Proceedings Act and as part of that process, the terms of settlement are being approved by the Court. The settlement does not constitute any admission of liability by the Company. As at June 30, 2008 the settlement had not been approved by the Court. A decision is expected to be received during the first quarter of fiscal 2009. Under the terms of the conditional settlement in principle, the Company is to pay to the Class an aggregate of $1.5 million in cash and $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, outside of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus the brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest, or to pay brokerage fees and interest which may arise in the future through new loans advanced to the customer. The credit vouchers are fully transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the Class, in an amount to be approved by  MANAGEMENT’S DISCUSSION AND ANALYSIS 21

MANAGEMENT'S DISCUSSION AND ANALYSIS

the Court. The Company believes a settlement at this time is prudent and will lead to reduced legal costs and expenditures of management resources.

Due to the uncertainty surrounding the court process, the Company is not able, at this time, to determine the likelihood of the settlement and therefore has not accrued any amounts.

OVERALL FINANCIAL PERFORMANCE

Thousands of dollars, except for per share amounts and branch figures

	Three Months Ended June 30		Year Ended June 30	
Consoldiated results	**2008**	**2007**	**2008**	**2007**
No. of branches	**384**	358	**384**	358
Revenue				
Brokerage	**$ 34,490**	$ 31,451	**$ 130,567**	$ 123,498
Corporate	**52**	15	**232**	64
	34,542	31,467	**130,799**	123,562
Branch Expenses	**18,635**	16,903	**70,853**	65,184
Retention payments	**4,229**	5,501	**20,111**	23,418
Branch operating income	**11,678**	9,063	**39,835**	34,960
Regional expenses	**1,985**	1,819	**7,440**	5,969
Corporate expenses	**3,523**	4,001	**11,181**	14,754
Other amortization	**244**	222	**821**	807
Income from continuing operations before income taxes	**5,925**	3,021	**20,392**	13,430
Income from continuing operations	**3,210**	2,013	**12,522**	8,670
Loss from discontinued operations	**-**	(422)	**(1,716)**	(2,788)
EBITA*	**7,614**	4,429	**26,271**	19,020
Net income	**3,210**	1,591	**10,806**	5,882
Weighted average number of shares				
outstanding - basic	**19,652**	20,699	**20,124**	20,596
- diluted	**19,733**	20,805	**20,242**	20,707
Basic earings per share				
Income from continuing operations	**$ 0.16**	$ 0.09	**$ 0.62**	$ 0.42
Loss from discontinued operations	**$ -**	$ (0.02)	**$ (0.08)**	$ (0.13)
Net income	**$ 0.16**	$ 0.07	**$ 0.54**	$ 0.29
Diluted earnings per share				
Income from continuing operations	**$ 0.16**	$ 0.09	**$ 0.62**	$ 0.42
Loss from discontinued operations	**$ -**	$ (0.02)	**$ (0.09)**	$ (0.14)
Net income	**$ 0.16**	$ 0.07	**$ 0.53**	$ 0.28
Consolidated Balance Sheet Information				
Working capital	**$ 16,740**	$ 9,408	**$ 16,740**	$ 9,408
Total assets	**81,252**	91,932	**81,252**	91,932
Total long-term liabilities	**1,800**	1,857	**1,800**	1,857
Total liabilities	**10,049**	14,287	**10,049**	14,287
Shareholders' equity	**$ 71,202**	$ 77,645	**$ 71,202**	$ 77,645

* EBITA - earnings from continuing operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

22

2008 Highlights and Outlook

Income from continuing operations for the year ended June 30, 2008 was $12.5 million, compared to $8.7 million in the prior year. The higher earnings resulted in diluted earnings per share from continuing operations increasing to $0.62 ($0.62 basic), compared to $0.42 ($0.42 basic), for the year ended June 30, 2007.

The Company’s EBITA (income from continuing operations before interest, income taxes, stock-based compensation, and amortization of capital and intangible assets) for the year ended June 30, 2008 was $26.3 million, compared to $19.0 million for the year ended June 30, 2007. This improvement is due to increased revenues partially offset by higher expenses primarily due to opening 26 net new branches, and the Company has, starting January 2007, increased its infrastructure substantially, including the addition of a centralized cheque cashing department and collections department, and increased capacity in both the internal audit and training departments. The higher fiscal 2008 earnings reflect the following: • Increased branch-level operating results due to improved revenues, growing same branch sales, and decreased retention payments; • Targeted expenditures on infrastructure enhancements to increase revenue generation, including: a new cheque cashing department, a new centralized collections department, increased capacity in the internal audit and training departments; and, increased capacity for regional and divisional management; and, • Decreased expenditures on stock-based compensation. Branch revenues for the year improved by 6%, while same branch sales increased 5% compared to the same period last year. Product and revenue diversification initiatives continue to generate positive results. Fees from other services (including fees from cheque cashing, money transfer, payment protection, debit cards, pre-paid credit cards, collections and telephone re-connect services) increased to $21.7 million for the year ended June 30, 2008, compared to $19.8 million for the year ended June 30, 2007. A customer loyalty program, term loan, and line of credit products are currently being tested in several markets. The Company is well-positioned to fund future growth initiatives and working capital requirements with a cash position of $15.6 million and a positive working capital of $16.7 million as at June 30, 2008. For the year ended June 30, 2008, working capital has increased by $7.3 million from $9.4 million at June 30, 2007. Branch Count As at June 30, 2008, the Company had a total of 384 branches in operation, compared to 358 a year ago. Thirty-seven new branches were opened during the year, while eleven branches were closed and their customer accounts transferred to nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved. Revenue and Same Branch Sales Revenues have improved relative to the year ended June 30, 2007. Revenue for the year ended June 30, 2008 totaled $130.8 million, an increase of $7.2 million (6%) compared to $123.6 million in the prior year. Branch operating income improved to $39.8 million from $35.0 million for the same period last year. Same branch sales improved for the 338 branches open since the beginning of fiscal 2007 averaged $375,700 in fiscal 2008, a 7% increase compared to the $352,300 in the prior year. The increase reflects the impact of several strategic initiatives further executed upon by management. Increased revenues more than offset increased expenses. As revenue rises, expenses are expected to remain relatively constant. 50 100 150 200 250 300 350 400 Jun 30-08 Jun 30-07 Jun 30-06 Jun 30-05 Jun 30-04 Jun 30-03 Jun 30-02 Summary Branch Count 20 57 108 277 338 358 384  MANAGEMENT’S DISCUSSION AND ANALYSIS 23

MANAGEMENT'S DISCUSSION AND ANALYSIS

Product and revenue diversification initiatives continue to generate positive results. Fees from other services (including fees from cheque cashing, money transfer, payment protection, debit cards, pre-paid credit cards, collections and telephone re-connect services) increased to $5.9 million for the quarter, compared to $5.1 million in the same period last year and $21.7 million for the year ended June 30, 2008, compared to $19.8 million for fiscal 2007, an increase of 9%. A Customer Loyalty Program, a term loan product, and a line of credit product are being tested in several markets.

Revenue

Brokerage revenues continued to improve relative to the year ended June 30, 2007. Revenue for the year ended June 30, 2008 totaled $130.6 million, an increase of $7.1 million (6%) compared to $123.5 million in the prior year.

		Revenues			Average Revenue/Branch/Month	
Year Opened	Number of Branches	F2008	F2007	%Change	F2008	F2007
2001*	98	$ 40,197,880	$ 42,145,880	-5%	$ 34,182	$ 35,838
2002	15	7,241,908	7,039,407	3%	40,233	39,108
2003	36	15,021,149	15,086,555	0%	34,771	34,923
2004	52	19,026,328	18,158,604	5%	30,491	29,100
2005	69	22,781,632	21,205,190	7%	27,514	25,610
2006	55	15,231,364	11,993,489	27%	23,078	18,172
2007	27	5,496,997	1,909,415	188%	16,966	5,893
2008	32	2,783,877	-		7,250	-
Subtotal	384	$ 127,781,135	$ 117,538,540	9%	$ 110,921	$ 102,030
Closed Branches		203,475	1,182,562			
Other		2,582,319	4,777,075			
Continuing Operations		$ 130,566,929	$ 123,498,177			

* Instaloan branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001

Broker fees for the fourth quarter of fiscal 2008 increased 9% to $28.6 million from $26.3 million for fiscal 2007. Broker fees for fiscal 2008 increased 5% to $108.9 million from $103.7 million in the prior year as a result of an increase in loans brokered.

	Three months ended		Year ended	
	Jun 2008	Jun 2007	Jun 2008	Jun 2007
Revenues				
Brokerage fees	$ 28,616,969	$ 26,335,603	$ 108,882,050	$ 103,672,007
Other	5,873,072	5,115,806	21,684,879	19,826,170
Total Brokerage	34,490,041	31,451,409	130,566,929	123,498,177
Corporate	51,768	15,487	232,453	63,828
Total	$ 34,541,810	$ 31,466,896	$ 130,799,382	$ 123,562,005

Loans brokered for the year ended June 30, 2008, totalled $522 million with an average loan size of $360 (excluding the Company's broker fee), compared to $499 million and an average loan size of $345 in the same period last year.

Same Branch Sales

"Same branch sales" is a non-GAAP measure tracked and reported by the Company and is generally used to compare average revenue for a particular group of branches in a current period to that same group of branches in a prior period.

24

Same branch sales improved for the 338 branches open since the beginning of fiscal 2007, averaging $375,700 in fiscal 2008, a 7% increase when compared to an average $352,300 in the prior year. The increase reflects the impact of several strategic initiatives further executed upon by management. Increased revenues more than offset increased expenses. As revenue rises, expenses are expected to remain relatively constant. Management believes the increase in same branch sales reflects the impact of training and development activities and Management’s continued emphasis on revenue growth. Improving same branch sales is an important objective as the cost structure for the existing branch base is relatively fixed. Expenses (excluding retention payments) Expenses for the year ended June 30, 2008 totalled $85.0 million, compared to $82.3 million for the year ended June 30, 2007. The increase is primarily due to the number of new branches increasing by net 26. Starting in January 2007, the Company increased its infrastructure substantially, including the addition of a centralized cheque cashing department and collections department and increased capacity in both the internal audit and training departments. It is anticipated that corporate expenses will increase in the future due to the Company’s participation in regulatory proceedings being held in some of the provinces. Retention Payments Third-party lender retention payments for the year ended June 30, 2008 totalled $20.1 million (3.9% of loans brokered), compared to $23.4 million (4.7% of loans brokered) in the same period last year. There were lower payments despite the fact that total loans brokered increased to $522 million this year from $499 million in the same period last year. As a percentage of revenue, retention payments have decreased to 15.4% in the year ended June 30, 2008, compared to 19.0% in the year ended June 30, 2007. Management believes that the focus on improving processes and controls, as well as the establishment of an internal collection department, has resulted in the decrease in retention payments. Amortization Amortization of capital and intangible assets for the year ended June 30, 2008 totalled $5.2 million, compared to $4.4 million for the year ended June 30, 2007. The increase reflects the increased number of branches. Income Taxes The Company’s effective tax rate was 38.6% for the year ended June 30, 2008, compared to 35.4% in the prior year. The year-over-year increase was due to a reduction of future tax assets as part of the rental division spin-off of approximately $290,000 and a reduction in the overall effective tax rates into the future, thereby reducing the overall future income tax asset when temporary differences will be recognized. The effective rate was also higher than the calculated consolidated statutory rate of approximately 30.6% (2007 – 34.5%) due to the reduction and the impact of non-deductible stock-based compensation which totalled $625,000 in fiscal 2008 (2007 – $1.2 million). The future tax asset write-down relates to the reduction of tax rates in future periods and the time frame when the Company will utilize tax assets generated from the spin-out of the rental division into a separate publicly traded company. Income from Continuing Operations Income from continuing operations for the year ended June 30, 2008 was $12.5 million, compared to $8.7 million for the period last year. The increased income from continuing operations was due primarily to increased revenues and lower retention payments offset by increased expenses associated with increases in infrastructure and controls.  MANAGEMENT’S DISCUSSION AND ANALYSIS 25

MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations
The net loss from the rental division during the year ended June 30, 2008 was $1.7 million (which includes $678,000 of spin-off costs related to the transaction) compared to a net loss of $2.8 million in the same period last year.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash decreased to $15.6 million as at June 30, 2008, compared to $18.2 million at June 30, 2007. The Company's cash includes $3.0 million of restricted cash with Direct Cash, which is subject to cancellation without notice. Significant items impacting cash and cash equivalents during fiscal 2008 were:

- payment of dividends to shareholders of $3.6 million;
- repurchase of shares in the amount of $6.0 million;
- cash generated from operating activities, before non-cash operating items, of $18.3 million;
- capital asset expenditures of $5.8 million;
- cash used by discontinued operations of $1.3 million.

As at June 30, 2008, the Company's working capital position totalled a positive $16.7 million, which is a $7.3 million improvement compared to June 30, 2007. This increase is namely as a result of improved operational results and the utilization of approximately $5 million in future income taxes, from the rental division spin-off.

Normal Course Issuer Bid
On June 25, 2007, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the "Bid") from June 27, 2007 to June 26, 2008 will not exceed 1,208,739 common shares, or approximately 8.9% of the public float outstanding on June 18, 2008. On May 12, 2008 the Company announced an amended normal course issuer bid to purchase an additional 144,371 common shares, which would not exceed a total of 1,353,110 common shares purchased pursuant to the original Bid. All common shares repurchased by the Company pursuant to the normal course issuer bid have been cancelled. During the year, the Company purchased 1,353,110 common shares at a cost of $5,975,695.

26

Contractual Obligations
The Company's contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 10 and 14(a) of the Company's audited consolidated financial statements for the year ended June 30, 2008.

Contractual Obligations
(thousands of dollars)

	1 Year	2 Years	3 Years	4 Years	5 Years and >	Total
Obligations under Capital Leases	$ 8	$ -	$ -	$ -	$ -	$ 8
Operating leases	7,717	6,197	4,342	3,011	474	21,741
	$ 7,725	$ 6,197	$ 4,342	$ 3,011	$ 474	$ 21,749

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on revenue growth compared to the prior quarters with an equal emphasis on management programs for underperforming branches.

In general, improved results reflect a pattern of maturation in the Company's branch network. Beginning in the first quarter of fiscal 2008, there was an increase in brokerage revenue over prior periods due to a renewed emphasis on revenue growth by the Company. Expenses have also steadily increased due to an increased

MANAGEMENT'S DISCUSSION AND ANALYSIS

number of branches in operation and costs associated with the restructuring of processes and controls and the strengthening of operational and management capacities in key corporate areas including internal audit, risk management, training, and government relations.

From a seasonality perspective, the Company believes that its revenues are generally stronger in the first and fourth quarters followed by the second quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

Quarterly Financial Results

(thousands of dollars, except for per share amounts and store figures)

	2008				2007*			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results								
Total operations (No. of branches)	**384**	378	367	361	358	355	348	344
Brokerage	**$34,490**	$31,305	$32,591	$32,181	$31,451	$29,895	$30,773	$31,378
Corporate	**52**	41	83	57	16	32	6	12
	34,542	31,345	32,674	32,238	31,467	29,927	30,779	31,390
Branch expenses	**18,635**	17,724	17,460	17,034	16,903	16,607	16,077	15,598
Retention payments	**4,229**	4,800	5,290	5,792	5,501	5,707	6,000	6,210
Branch operating income	**11,678**	8,821	9,924	9,413	9,063	7,613	8,702	9,582
Regional expenses	**1,985**	1,730	1,991	1,734	1,819	1,470	1,432	1,247
Corporate expenses	**3,523**	2,827	2,589	2,243	4,001	4,010	3,494	3,249
Other amortization	**244**	234	180	163	222	192	203	190
Net income before income taxes	**5,925**	4,030	5,165	5,273	3,021	1,941	3,573	4,896
EBITA from continuing operations**	**7,614**	5,433	6,639	6,585	4,429	3,336	4,921	6,334
Net income from continuing operations	**3,191**	2,706	3,207	3,418	2,013	1,374	2,250	3,033
Loss from discontinued operations	-	(650)	(676)	(390)	(422)	(924)	(860)	(583)
Net income	**$ 3,191**	$ 2,056	$ 2,531	$ 3,028	$ 1,591	$ 450	$ 1,390	$ 2,450
Basic earnings per share								
Income from continuing operations	**$ 0.16**	$ 0.14	$ 0.15	$ 0.17	$ 0.09	$ 0.07	$ 0.11	$ 0.15
Loss from discontinued operations	**-**	(0.03)	(0.03)	(0.02)	(0.02)	(0.04)	(0.04)	(0.03)
Net income	**0.16**	0.11	0.12	0.15	0.07	0.02	0.07	0.12
Diluted earnings per share								
Income from continuing operations	**0.16**	0.13	0.16	0.17	0.09	0.07	0.11	0.15
Loss from discontinued operations	**-**	(0.04)	(0.03)	(0.02)	(0.02)	(0.04)	(0.04)	(0.03)
Net income	**$ 0.16**	$ 0.09	$ 0.13	$ 0.15	$ 0.07	$ 0.02	$ 0.07	$ 0.12

*Certain comparative tax figures have been reclassified to conform to the presentation adopted for the current period.
**EBITA - earnings from continuing operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets.

Fourth Quarter

Net income from continuing operations for the fourth quarter of fiscal 2008 increased to $3.2 million, compared to $2.0 million for the same quarter last year due to increased revenue, decreased expenses and lower retention payments. Diluted earnings per share for continuing operations for the fourth quarter were $0.16 ($0.16 basic), compared to $0.09 per share ($0.09 basic) for the same quarter last year.

27

MANAGEMENT'S DISCUSSION AND ANALYSIS

Fourth Quarter BOI

		BOI (Loss)		BOI % of Revenues	
Year Opened	Number of Branches	Q4 2008	Q4 2007	Q4 2008	Q4 2007
2001*	98	$ 3,361,395	$ 3,609,577	33.7%	34.7%
2002	15	687,541	517,270	36.7%	30.1%
2003	36	1,287,250	1,236,737	33.8%	32.9%
2004	52	1,870,865	1,377,715	36.9%	30.4%
2005	69	1,573,969	1,316,473	26.6%	23.9%
2006	55	855,164	428,184	20.7%	12.6%
2007	27	103,069	(182,481)	6.6%	-20.6%
2008	32	(67,515)	(56,762)	-4.7%	
Subtotal	384	9,671,738	8,246,713		
Branches not yet open		(6,234)	-		
Closed branches		(133,817)	(101,235)		
Other		2,145,843	917,383		
Continuing Operations		$ 11,677,530	$ 9,062,861		

* Instaloan branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

Revenue for the fourth quarter of fiscal 2008 increased to $34.5 million, compared to $31.5 million for the same quarter last year due to an additional 26 branches operating during the fourth quarter of fiscal 2008 as well as an increase in average revenue per branch as compared with the same quarter last year.

Fourth Quarter Revenue

28

		Revenues			Average Revenue/Branch/Month	
Year Opened	Number of Branches	Q4 2008	Q4 2007	%Change	Q4 2008	Q4 2007
2001*	98	$ 9,972,352	$ 10,404,828	-4%	$ 33,920	$ 35,391
2002	15	1,871,594	1,717,107	9%	41,591	38,158
2003	36	3,807,663	3,764,236	1%	35,256	34,854
2004	52	5,064,876	4,530,464	12%	32,467	29,041
2005	69	5,926,587	5,502,189	8%	28,631	26,581
2006	55	4,141,002	3,401,499	22%	25,097	20,615
2007	27	1,561,483	883,746	77%	19,278	10,910
2008	32	1,438,210	-		14,981	-
Subtotal	384	33,783,767	30,204,069	12%	$ 29,326	$ 26,219
Closed Branches		6,014	271,624			
Other		700,261	975,718			
Continuing Operations		$ 34,490,042	$ 31,451,411			

* Instaloan branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

Same branch sales for the 344 locations open since the beginning of the fourth quarter of fiscal 2007 increased by 5% compared to the same quarter last year, with same branch sales averaging $91,700 in the fourth quarter of fiscal 2008 compared to $87,300 in the fourth quarter of fiscal 2007. The increase reflects the impact of several strategic initiatives further executed upon by Management. Management believes the increase reflects the impact of recent training and development activities, and management programs for underperforming stores.

Expenses for the fourth quarter of fiscal 2008 totalled $23.0 million, compared to $21.8 million in the same quarter last year. These increased costs are due to a significant increase in training and development activities, an increase in the number of branches, a restructuring of processes and controls and the strengthening of operational and management capacity in key areas such as internal audit, risk management and government relations. Retention payments totalled $4.2 million in the fourth quarter, compared to $5.5 million in the same quarter last year. The amortization of capital and intangible assets was up $192,000 to $1.4 million due to 26 more branches in operation during the fourth quarter of fiscal 2008 as compared to the same quarter last year. The Company’s effective tax rate was 46.2% for the quarter ended June 30, 2008 compared to 33.4% for the same quarter in the prior year. The increase was caused by lower effective rates being applied on the valuation of future tax assets during the quarter. RELATED PARTY TRANSACTIONS The Company provides administrative functions to Insta-Rent. For this service the Company is charging Insta-Rent $30,000 per month. Included in selling, general and administrative expenses is a recovery of $90,000 (2007 - $0) relating to these services for the period that Insta-Rent was a separate public company. Included in trade accounts payable is $489,704 (2007 -$0) payable to Insta-Rent. The Company also charges Insta-Rent a monthly management fee of $30,000 per month in regards to providing Insta-Rent with administrative functions. These transactions are subject to normal trade terms and are measured at the actual exchange amount. The Company has a $600,000 interest-bearing note receivable due from Insta-Rent within the fiscal year. The Company owns approximately 19% of the outstanding common shares of The Cash Store Australia Holdings Inc. Included in accounts receivable is $659,830 (2007 - $0) receivable from The Cash Store Australia Holdings Inc., which has been repaid subsequent to year-end. These transactions are subject to normal trade terms and are measured at the actual exchange amount. Certain of The Company’s Directors and Officers hold ownerships in The Cash Store Australia Holdings Inc. CONTRACTUAL BUSINESS ARRANGEMENTS The Company’s subsidiaries, The Cash Store Inc. and 1152919 Alberta Ltd. (operating as Instaloans), act as brokers on behalf of consumers seeking short term advances. Neither the Company nor any of its subsidiaries fund the short term advances; most funding is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly they are not included on the Company’s balance sheet. To facilitate the short term advance business, written agreements have been entered into with a number of third party lenders that are prepared to consider lending to brokerage customers. The absence of third party lenders willing to lend to brokerage customers could have a material impact on the Company’s business. LEGAL PROCEEDINGS AND OTHER CONTINGENCIES Legal Proceedings The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta, British Columbia and Ontario alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes. The claim in British Columbia was certified as a class proceeding against the Company and its subsidiary, The Cash Store Inc., with respect to British Columbia residents, and the certification decision was affirmed by the British Columbia Court of Appeal in fiscal 2006. In fiscal 2007, the plaintiffs in the British Columbia case brought forward an application to have certain of the Company’s third party lenders added to the claim. No decision has yet been made by the Court in respect of this application. The claim in Ontario was certified against The Cash Store Inc., but not against the Company, in fiscal 2006 with respect to residents of Canada, other than residents of British Columbia and Alberta. In Alberta, there are two claims. One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has not yet been heard. The Company believes that it conducts its business in accordance with applicable laws and is defending each of the actions vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for these actions in the accounts. The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.  MANAGEMENT’S DISCUSSION AND ANALYSIS 29

Other Contingencies As noted previously under the Contractual Business Arrangements section of this MD&A, the Company’s subsidiaries, The Cash Store Inc. and 1152919 Alberta Ltd. (operating as Instaloans), act as brokers on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to brokerage customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans, provided the required duties under the terms of the agreements have been properly performed by the brokerage subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the brokerage subsidiaries may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third party lenders’ loan portfolio which totalled approximately $58 million as at June 30, 2008 (2007 - $53 million). To date, no claims have been made by the third party lenders and no payments have been made or accrued by the brokerage subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders. REGULATORY ENVIRONMENT In May 2007, Bill C-26, An Act to Amend the Criminal Code (criminal interest rate), received Royal Assent. Consistent with the provisions of Bill 26, several provinces are expected to establish limits on the total cost of borrowing. On July 31, 2008 the Nova Scotia Utility and Review Board issued an Order setting the maximum cost of borrowing for a payday loan. The Board adopted a market approach, setting the maximum at $31 per $100 lent, effectively allowing most if not all operators currently in the market to remain in business. This rate cap is expected to be approved and implemented by the Government of Nova Scotia within the second quarter of fiscal 2009. The Public Utility Board in Manitoba recently issued an Order to establish maximum amounts that can be charged in respect of a payday loan. This cap was set at $17 per $100 lent. In its Order, the Manitoba PUB stated its intention through a low cap was to force all but the most efficient operators from the market. Although Cash Store Financial fully intends to maintain its presence in Manitoba and to operate profitably in doing so, the Company has sought a leave to appeal this Order before the Manitoba Court of Appeal on the grounds that the rate cap is unduly punitive to the Company’s operations and in attempting to “shape” the market in Manitoba, the utilities board exceeded its legislated mandate. The Provinces of British Columbia, Saskatchewan, Ontario and New Brunswick have passed legislation that allows for the setting of maximum rates, although these rates have not yet been set. At this stage, other than Nova Scotia, it remains difficult for the Company to specify limits that each province will set, due to incomplete public consultation processes that are either underway or have yet to begin. A ban on rollovers is expected in those jurisdictions that are presently developing rate regimes. Cash Store Financial has been, and continues to be, a long-standing advocate of improved consumer protection measures for the payday loan industry. The Company’s long-term strategy has been predicated on the belief that regulatory certainty will have a positive impact on operations. The Company has aggressively built its network of retail branches on this basis. CRITICAL ACCOUNTING ESTIMATES The Company’s accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing the Company’s consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of the Company’s financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on  MANAGEMENT’S DISCUSSION AND ANALYSIS 30 the Company’s business may also be discussed elsewhere in this MD&A. Revenue Recognition Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and the brokerage fee has been received by the Company. Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the store and the related fee charged by the Company has been received. For consumer loans that the Company makes directly, which have terms ranging from 1 to 365 days, revenues are recognized in accordance with Canadian Institute of Chartered Accountants (“CICA”), AcG-4, fees and costs associated with lending activities. Loan origination fees are recognized over the term of the contract. Retention Payments The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of consumers seeking short term advances. The Company does not fund the short term advances; all funding is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly they are not included on the Company’s balance sheet. To facilitate the short term advance business, the Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, it may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement. The Company’s board of directors approved a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a third party lender pursuant to the resolution approved by the board of directors. Amortization Policies and Useful Lives The Company depreciates the cost of capital assets and intangible assets over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, the Company reassesses its existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective. If the in-service period change happens more quickly than the Company has anticipated, the Company might have to shorten the estimated life of certain capital or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of capital or intangible assets. Goodwill With the acquisition of the assets and certain liabilities of Instaloans on April 22, 2005, the Company has a significant amount of goodwill on its balance sheet. The Company has performed a goodwill impairment test as at April 1, 2008 and will continue to due so on an annual basis and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit  MANAGEMENT’S DISCUSSION AND ANALYSIS 31 level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires Management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. As a result, future goodwill impairment tests could result in significant impairment charges. Contingencies The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability. Income Tax Estimates and Future Income Taxes As part of the process of preparing the Company’s consolidated financial statements, Management is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company’s actual current tax exposure together with assessing temporary differences resulting from differing treatment of items. These differences result in future income tax assets and liabilities, which are included within the Company’s balance sheet. The Company must then assess the likelihood that future tax assets will be recovered from future taxable income, and if the Company assesses that recovery is not likely, a valuation allowance must be established. Management judgment is required in determining the Company’s provision for income taxes, future tax assets and liabilities and any valuation allowance that may be deemed necessary. CHANGES IN ACCOUNTING POLICIES AND PRACTICES Financial Instruments The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale financial assets” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity investments”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method. Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations are designated as “other financial liabilities”. Section 3855 requires that the Company records non-financial derivatives as assets or liabilities at their fair value unless exempted from derivative treatment as normal purchase or sale. The Section also requires the Company to identify embedded derivatives that need separation from the related host contract and measure those embedded derivatives at fair value. Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after July 1, 2003 and has determined there are no material embedded derivatives that must be separated from the host contract and accounted for separately and there are no non-financial derivative instruments. Transactions costs that are directly attributable to the acquisition or issuance or disposal of financial assets or liabilities are expensed at the time of occurrence. Section 3861 (replaces Handbook Section 3860, Financial Instruments – Disclosure and Presentation) establishes standards for presentation of financial instruments and non-financial derivatives, and identifies  MANAGEMENT’S DISCUSSION AND ANALYSIS 32 information that should be disclosed. There was no material effect on the Company’s financial statements when it adopted the Section 3861 on July 1, 2007. In March 2007, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, which complements CICA 3861 and provides expanded disclosure requirements that provide additional detail by financial assets and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards, IFRS 7, Financial Instruments: Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The Company is in the process of assessing the impact of adopting this new standard. This standard applies to the Company’s interim and annual financial statements beginning July 1, 2008. Comprehensive Income The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company has no OCI transactions recorded for the period ended June 30, 2008. The adoption of Comprehensive Income has been in accordance with the applicable transitional provisions. Section 3251 establishes standards for the presentation of equity and for the changes in equity during the reporting period. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity. The Company has no opening or closing balances for accumulated other comprehensive income or loss and accordingly, does not have either a statement of comprehensive income or accumulated other comprehensive income. Hedges Section 3865 specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Equity Effective July 1, 2007 the Company adopted CICA Handbook Section 3251, “Equity”. The standard established standards for the presentation of equity and changes in equity during the reporting period and are in addition to those in CICA Handbook Section 1530. Specifically, an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income and the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. Accounting Changes In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes (“Section 1506”). The new standard allows for voluntary changes in accounting policy only when they result in financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively, and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective July 1, 2007, has had no impact on these audited consolidated financial statements. RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED Financial Instruments In July 2006, the Accounting Standards Board issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook Section 1506, Accounting Changes (“Section 1506”). The new standard allows for voluntary changes in accounting policy only when they result in financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively, and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact  MANAGEMENT’S DISCUSSION AND ANALYSIS 33 that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective July 1, 2007, has had no impact on these audited consolidated financial statements. Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed, show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for interim and annual financial statements beginning on July 1, 2008. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations. In March 2007, the CICA also issued Handbook Section 3863, “Financial Instruments – Presentation” to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The Company is in the process of assessing the impact of adopting this new standard. The standard applies to the Company’s interim and annual financial statements beginning July 1, 2008. Financial Instruments Presentation In October 2006, the AcSB approved Section 3863–Financial Instruments-Presentation, which replaces Section 3861, Financial Instruments – Disclosure and Presentation. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments – Presentation. This standard is effective for the Company for interim and annual financial statements beginning on July 1, 2008. The Company does not expect the adoption of the standard to have a material impact on its financial position and results of operation. Capital Disclosures In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The Company is in the process of assessing the impact of adopting this new standard. This standard applies to the Company’s interim and annual financial statements beginning July 1, 2008. Going Concern In April 2007, the CICA approved amendments to Handbook Section 1400, “General Standards of Financial Statement Presentation”. These amendments require Management to assess an entity’s ability to continue as a going concern. When Management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires Management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The Company is in the process of assessing the impact of adopting this new standard. The new requirements of the standard applies to the Company’s interim and annual financial statements beginning July 1, 2008.  MANAGEMENT’S DISCUSSION AND ANALYSIS 34

Goodwill and Intangible Assets In February 2008, the CICA issued Handbook Section 3064, (“CICA 3064”) Goodwill and Intangible Assets. CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. This new standard applies to the Company’s interim and annual financial statements beginning July 1, 2009. CONTROLS AND PROCEDURES Disclosure Controls and Procedures Disclosure controls and procedures are designed to provide reasonable assurance that all material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. As at June 30, 2008, an evaluation was conducted using the standards of the COSO control framework, by and under the supervision of Management, including the CEO and CFO, of the effectiveness of the Company’s disclosure controls and procedures as defined under Multilateral Instrument 52-109 (“Certification of Disclosure in Issuers’ Annual and Interim Filings”). Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures were effective. Internal Controls Over Financial Reporting Internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its preparation of financial statements for external reporting purposes in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). As at June 30, 2008, an evaluation was conducted using the standards of the COSO control framework, by and under the supervision of Management, including the CEO and CFO, of the Company’s design of ICFR. Based on this evaluation, the CEO and CFO have concluded that the design of the Company’s ICFR provided reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management has evaluated whether there were changes in the Company’s ICFR during the most recent interim period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No such changes were identified through Management’s evaluation. Limitations on the Effectiveness of Disclosure Controls and the Design of ICFR The Company’s management, including the CEO and CFO, do not expect that the Company’s disclosure controls and procedures and ICFR will prevent all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable assurance that the control system objectives will be met. The likelihood of achievement is affected by limitations inherent in all internal control systems. These inherent limitations include the realties that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented in numerous ways including collusion, overrides and deception. Another inherent limitation in any system of ICFR is the increasing complexity of GAAP. With the changing standards, growing rules-based guidance and interpretations, increasing abundance of Canadian, U.S. and International standards and the varying interpretations of GAAP by professional accountants and regulatory authorities, it is possible that the judgments and interpretations made by the Company may differ from that of others. In addition to the inherent limitations, the design of a control system must reflect that there are resource constraints, and the expected benefit of controls must be considered relative to the expected costs. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Further, no evaluation of controls can provide absolute assurance that all control issues within a company will be detected.  MANAGEMENT’S DISCUSSION AND ANALYSIS 35

DIVIDENDS On August 27, 2008, the Company declared two cash dividends. The first dividend is a quarterly cash dividend of $0.025 per common share and the second dividend is a special cash dividend of $0.075 per common share. Both are payable on October 2, 2008 to shareholders of record on September 18, 2008. Decisions on future dividends will be subject to Board of Directors’ approval on a quarterly basis. OUTSTANDING SHARE DATA As at August 19, 2008, the Company had 19,408,160 common shares outstanding. There were also options to purchase 1,079,000 common shares, which if exercised, would provide the Company with proceeds of approximately $4.7 million.  MANAGEMENT’S DISCUSSION AND ANALYSIS 36

Financial Statements For the year ended June 30, 2008 Management’s Responsibility For Financial Statements 38 Auditors’ Report To Shareholders 38 Consolidated Statement of Operations 39 Consolidated Statements of Retained Earnings 39 Consolidated Balance Sheet 40 Consolidated Statement Of Cash Flows 41 Notes to the Consolidated Financial Statements 42

FINANCIAL STATEMENTS MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The accompanying consolidated financial statements and the information in this Annual Report are the responsibility of Management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and include some amounts based on Management’s best estimates and judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements. The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with Management and the external auditors to review the financial statements and the annual report and to discuss audit, financial, and internal control matters. The Company’s external auditors have full and free access to the Audit Committee. The financial statements have been subject to an audit by the Company’s external auditors, KPMG LLP, in accordance with generally accepted auditing standards on behalf of the shareholders. Gordon J. Reykdal, Nancy L. Bland, CA, Chairman and Chief Executive Officer Chief Financial Officer AUDITORS’ REPORT TO SHAREHOLDERS We have audited the consolidated balance sheets of The Cash Store Financial Services Inc. as at June 30, 2008 and 2007 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Chartered Accountants Edmonton, Canada August 26, 2008 38

FINANCIAL STATEMENTS Consolidated Statement of Operations Year Ended June 30 2008 2007 Revenue Brokerage $ 130,566,929 $ 123,498,177 Interest income 232,453 63,828 130,799,382 123,562,005 Branch Expenses Salaries and benefits 35,399,165 33,655,792 Retention payments 20,111,340 23,418,230 Selling, general and administrative 16,621,291 14,704,520 Rent 10,278,919 9,204,600 Advertising and promotion 4,128,383 4,022,749 Amortization of capital assets 4,425,131 3,596,368 90,964,229 88,602,259 Branch Operating Income 39,835,153 34,959,746 Regional expenses 7,440,298 5,968,693 Corporate expenses 11,181,487 14,754,297 Amortization of capital assets 595,724 495,066 Amortization of intangible assets 225,542 312,336 Income Before Income Taxes And Discontinued Operations 20,392,102 13,429,354 Provision For Income Taxes - Note 7 Current 6,042,725 4,724,749 Future 1,826,900 35,000 7,869,625 4,759,749 Income From Continuing Operations 12,522,477 8,669,605 Loss From Discontinued Operations, net of taxes of $(776,000), and $(674,000) respectively - Note 18 (1,716,120) (2,787,942) Net Income $ 10,806,357 $ 5,881,663 Weighted Average Number Of Common Shares Outstanding Basic 20,123,645 20,596,472 Diluted 20,241,943 20,706,744 Basic Earnings Per Share Income from continuing operations $ 0.62 $ 0.42 Loss from discontinued operations (0.08) (0.13) Net income 0.54 0.29 Diluted Earnings Per Share Income from continuing operations 0.62 0.42 Loss from discontinued operations (0.09) (0.14) Net income $ 0.53 $ 0.28 See accompanying notes to consolidated financial statements. Consolidated Statements of Retained Earnings Year Ended June 30 2008 2007 Retained Earnings, Beginning of Year $ 25,422,743 $ 19,541,080 Dividends on common shares - Note 12 (3,552,395) - Shares repurchased - Note 11(a) (2,789,921) - Insta-Rent spin-off - Note 18 (8,545,927) - Net Income for the Year 10,806,357 5,881,663 Retained Earnings, End of Year $ 21,340,857 $ 25,422,743 See accompanying notes to consolidated financial statements. 39

FINANCIAL STATEMENTS

Consolidated Balance Sheet

For the Year Ended June 30

	2008	2007
Assets		
Current assets		
Cash - Note 3	$ 15,644,024	$ 18,653,158
Accounts receivable - Note 4	5,617,048	1,616,424
Prepaid expenses and other	562,059	1,288,927
Current future income taxes - Note 7	3,166,373	-
Current assets held for spin-off - Note 18	-	279,875
	24,989,504	21,838,384
Deposits and other	1,144,271	548,353
Capital assets - Note 5	14,016,716	13,251,680
Intangible assets - Note 6	5,336,479	5,546,978
Future income taxes - Note 7	1,598,300	6,561,573
Long term investments - Note 8	180,000	-
Goodwill	33,986,245	33,986,245
Non-current assets held for spin-off - Note 18	-	10,198,846
	$ 81,251,515	$ 91,932,059
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities - Note 9	$ 6,856,662	$ 8,738,363
Income taxes payable	922,768	766,855
Current portion of deferred revenue	163,877	141,851
Current portion of deferred lease inducement	298,332	270,325
Current portion of obligation under capital leases - Note 10	7,644	111,263
Current liabilities held for spin-off - Note 18	-	2,402,124
	8,249,283	12,430,781
Deferred revenue	96,106	164,667
Deferred lease inducement	564,050	559,433
Obligations under capital leases - Note 10	-	7,644
Future income taxes - Note 7	1,140,000	1,110,000
Non-current liabilities held for spin-off - Note 18	-	14,584
	10,049,439	14,287,109
Shareholders' Equity		
Share capital - Note 11	46,084,736	48,953,956
Contributed surplus - Note 13	3,776,483	3,268,251
Retained earnings	21,340,857	25,422,743
	71,202,076	77,644,950
	$ 81,251,515	$ 91,932,059

Commitments - Note 14
Contingencies - Note 15
Subsequent Events - Note 19

Approved by the Board:

Signed "Gordon J. Reykdal
Director

Signed "J. Albert Mondor"
Director

See accompanying notes to consolidated financial statements.

40

Consolidated Statement Of Cash Flows For the Year Ended June 30 2008 2007 Cash provided by (used in): Operating Activities Income from continuing operations $ 12,522,477 $ 8,669,604 Items not affecting cash: Amortization of capital assets 5,020,855 4,091,434 Amortization of intangible assets 225,542 312,336 Stock-based compensation 624,787 1,160,353 Future income taxes 1,826,900 35,000 20,220,561 14,268,727 Change in non-cash operating items: Accounts receivable (4,000,625) 686,010 Prepaid expenses, deposits and other 130,950 137,997 Accounts payable and accrued liabililities (1,881,701) (3,183,688) Income taxes receivable and payable 155,913 (1,662,986) Deferred revenue (46,535) (79,247) Deferred lease inducement 32,624 (138,297) 14,611,187 10,028,516 Investing Activities Purchase of intangible assets - Note 6 (15,043) - Purchase of capital assets (5,785,891) (3,283,512) Purchase of long-term investment - Note 8 (180,000) - (5,980,934) (3,283,512) Financing Activities Repayment of capital leases (111,262) (150,655) Dividends paid on common shares (3,552,395) - Issuance of common shares 200,000 302,250 Shares repurchased (5,975,695) - (9,439,352) 151,595 Cash provided (used) by continuing operations (809,099) 6,896,599 Cash used by discontinued operations: Operating activities (1,894,952) (949,349) Investing activities (305,083) (161,833) (2,200,035) (1,111,182) Increase (Decrease) In Cash (3,009,134) 5,785,417 Cash, Beginning Of Year 18,653,158 12,867,741 Cash, End Of Year $ 15,644,024 $ 18,653,158 Supplemental cash flow information: Interest paid $ 32,597 $ 26,958 Interest received 435,541 260,612 Income taxes paid 5,886,812 6,647,269 See accompanying notes to consolidated financial statements. FINANCIAL STATEMENTS 41

Notes to Consolidated Financial Statements For the years ended June 30, 2008 and 2007 NATURE OF BUSINESS The Cash Store Financial Services Inc. (the “Company”), formerly Rentcash Inc., operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate payday advance services to income earning consumers. As at June 30, 2008, the Company operated 384 (2007 – 358) branches. On March 31, 2008, the Company separated its rental business and certain of its assets and liabilities into an independent, publicly traded company, Insta-Rent Inc., through a spin-off to the Company’s shareholders (the “spin-off”). See note 18 for additional information. NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (a) Basis of Presentation These consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, The Cash Store Inc., 1152919 Alberta Ltd. (o/a Instaloans), 1152931 Alberta Ltd. (o/a The Mortgage Company), Tembo Telecom Inc., TCS Cash Store Inc., and 5515433 Manitoba Inc. All significant inter-company balances and transactions have been eliminated. Starting in the first quarter of 2008, the Company revised the presentation of its interim and year-end consolidated statement of operations to be more consistent with the presentation of other companies in the alternative financial services industry. This revised presentation is preferred by Company Management as it more closely reflects how Management evaluates the Company’s performance. Specifically, Branch Operating Income is tracked and reported by the Company and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branches. Regional expenses are used to gauge expenditures at the regional and divisional levels and include compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and Divisional President, as well as other expenses related to the functions of these groups. Corporate expenses are used to gauge expenditures at the corporate level and include compensation of associates and related expenses at the corporate office level. (b) Use of Estimates The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by Management. The recoverable values of capital assets, future tax assets, goodwill and intangible assets, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements. (c) Retention Payments The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short term advances. Funding of short term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly they are not included on the Company’s balance sheet. To facilitate the short term advance business, the Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Retention Payments (continued) information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement. The Company’s Board of Directors approved a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors. (d) Revenue Recognition Revenue arising from brokering short term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and the brokerage fee has been received by the Company. Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services, is recognized when the transactions are completed at the point-of-sale in the store and the related fee charged by the Company has been received. For mortgages that the Company has funded directly, which have terms ranging from 1 to 12 months, the Company is recognizing revenue using the effective interest method. Revenues include the interest rate being charged to the customer and the fee being charged and collected from the customer at the time of providing these loans (the “loan origination fee”). The loan origination fee is recognized as an adjustment to the yield on the related loan. The Company reviews these loans to assess whether a loan loss reserve is required. In doing so, we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends. Consistent with the prior year, the loan loss reserve is currently nil. As these conditions change, we may need to make additional allowances in future periods. (e) Capital Assets Capital assets are recorded at cost. Amortization is recorded using the rates and methods outlined in the table below. Rate Method Computer hardware 25% Straight-line Computer software 20% Straight-line Fixtures and equipment 20% Straight-line Signs 20% Straight-line Buildings 4% Straight-line Leasehold improvements are amortized based on the straight-line basis over the shorter of the lease term and the estimated useful life of the asset. 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (f) Intangible Assets Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows: Customer list, contracts and relationships Straight-line – 3 years Non-compete agreements Term of the agreements Favourable and unfavourable leases Term of leases Brand name Indefinite life (g) Goodwill Goodwill represents the excess purchase price paid by the Company over the fair value of tangible and identifiable intangible assets and liabilities acquired. Goodwill is not amortized but instead tested for impairment in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of the reporting unit exceeds the fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. (h) Long-term Investment The Company uses the cost method of accounting for its long-term investment. Under this method, the investment is initially recorded at cost and any earnings from the investment are recognized only to the extent received or receivable. (i) Deferred Lease Inducements The Company has received various inducements to lease space for its brokerage stores. The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense. (j) Income Taxes The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and measured using the enacted or substantively enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. 44

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Stock-Based Compensation The Company has a stock-based compensation plan, which is described in Note 11(b). All stock-based compensation awards and grants on or after July 1, 2002 are measured at the fair value at the date of grant and recognized over the award’s vesting period as an expense and an increase in contributed surplus. When options are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. If stock or stock options are repurchased, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings. No expense has been recognized for stock options granted prior to July 1, 2002. (l) Earnings Per Share Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding during the year. Shares issued during the year are weighted for the portion of the year that they are outstanding in accordance with the treasury stock method. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. (m) Accounting for the Impairment of Long-lived Assets Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell. NOTE 2 – CHANGES IN ACCOUNTING POLICIES As disclosed in the June 30, 2007 annual audited Consolidated Financial Statements, on July 1, 2007, the Company adopted the CICA Handbook Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1506 “Accounting Changes”, Section 3865 “Hedges” and Section 3861 “Financial Instruments – Disclosure and Presentation”. The adoption of these standards has had no material impact on the Company’s net earnings or cash flows. The other effects of the implementation of the new standards are discussed below. Financial Instruments The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale financial assets” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity investments”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 45

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (CONTINUED) Financial Instruments (continued) Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations are designated as “other financial liabilities”. Section 3855 requires that the Company records non-financial derivatives as assets or liabilities at their fair value unless exempted from derivative treatment as normal purchase or sale. The Section also requires the Company to identify embedded derivatives that need separation from the related host contract and measure those embedded derivatives at fair value. Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after July 1, 2003 and has determined there are no material embedded derivatives that must be separated from the host contract and accounted for separately and there are no non-financial derivative instruments. Transactions costs that are directly attributable to the acquisition or issuance or disposal of financial assets or liabilities are expensed at the time of occurrence. Section 3861 (replaces Handbook Section 3860, Financial Instruments – Disclosure and Presentation) establishes standards for presentation of financial instruments and non-financial derivatives, and identifies information that should be disclosed. There was no material effect on the Company’s financial statements when we adopted the Section 3861 on July 1, 2007. In March 2007, the CICA issued Handbook Section 3862, “Financial Instruments – Disclosures”, which complements CICA 3861 and provides expanded disclosure requirements that provide additional detail by financial assets and liability categories. This standard harmonizes disclosures with International Financial Reporting Standards, IFRS 7, Financial Instruments: Disclosures, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The Company is in the process of assessing the impact of adopting this new standard. This standard applies to the Company’s interim and annual financial statements beginning July 1, 2008. Comprehensive Income The new standards introduce comprehensive income, which consists of net earnings and other comprehensive income (“OCI”). The Company has no OCI transactions recorded for the period ended June 30, 2008. The adoption of Comprehensive Income has been in accordance with the applicable transitional provisions. Section 3251 establishes standards for the presentation of equity and for the changes in equity during the reporting period. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity. The Company has no opening or closing balances for accumulated other comprehensive income or loss and accordingly, does not have either a statement of comprehensive income or accumulated other comprehensive income. Hedges Section 3865 specifies circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges. Equity Effective July 1, 2007 the Company adopted CICA Handbook Section 3251, “Equity”. The standard established standards for the presentation of equity and changes in equity during the reporting period and are in addition to those in CICA Handbook Section 1530. Specifically, an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income and the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 46

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (CONTINUED) Accounting Changes In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes (“Section 1506”). The new standard allows for voluntary changes in accounting policy only when they result in financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively, and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes. The adoption of Section 1506 effective July 1, 2007 has had no impact on these audited consolidated financial statements. Recent Accounting Pronouncements Not Yet Adopted Financial Instruments Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed, show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. This standard is effective for the Company for interim and annual financial statements beginning on July 1, 2008. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations. In March 2007, the CICA also issued Handbook Section 3863, “Financial Instruments—Presentation” to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard harmonizes disclosures with International Financial Reporting Standards (“IFRS”). The Company is in the process of assessing the impact of adopting this new standard. The standard applies to the Company’s interim and annual financial statements beginning July 1, 2008. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations. Financial Instruments Presentation: In October 2006, the AcSB approved Section 3863-Financial Instruments – Presentation, which replaces Section 3861, Financial Instruments – Disclosure and Presentation. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, Financial Instruments – Presentation. This standard is effective for the Company for interim and annual financial statements beginning on July 1, 2008. The Company does not expect the adoption of the standard to have a material impact on its financial position and results of operation. Capital Disclosures In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. The Company is in the process of assessing the impact of NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (CONTINUED)

Capital Disclosures (continued)

adopting this new standard. This standard applies to the Company's interim and annual financial statements beginning July 1, 2008. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, "General Standards of Financial Statement Presentation". These amendments require management to assess an entity's ability to continue as a going concern. When Management is aware of material uncertainties related to events or conditions that may cast doubt on an entity's ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires Management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The Company is in the process of assessing the impact of adopting this new standard. The new requirements of the standard applies to the Company's interim and annual financial statements beginning July 1, 2008. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

Goodwill

In February 2008, the CICA issued Handbook Section 3064, ("CICA 3064") Goodwill and Intangible Assets. CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. This new standard applies to the Company's interim and annual financial statements beginning July 1, 2009. The Company does not expect the adoption of this standard to have a material impact on its financial position and results of operations.

48

NOTE 3 – CASH AND RESTRICTED CASH

Cash includes $3,000,000 in externally restricted cash related to the insurance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

NOTE 4 – ACCOUNTS RECEIVABLE

	June 30, 2008	June 30, 2007
Notes receivable	$ 600,000	$ -
Mortgages receivable	835,485	164,650
Due from The Cash Store Australia Holdings Inc.	659,830	-
Other	3,521,733	1,451,774
	$ 5,617,048	$ 1,616,424

Notes Receivable

The Company has a $600,000 note receivable due from Insta-Rent Inc. The receivable is payable to the Company by December 31, 2008. The interest rate being charged on the note is 0.1% per day on amounts owing with the amounts secured by the assets of Insta-Rent Inc.

Mortgages Receivable

The Company has $835,485 (2007 - $164,650) in mortgages outstanding at year-end that the Company has

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 4 - ACCOUNTS RECEIVABLE (CONTINUED)

Mortgages Receivable (continued)

funded directly to its customers. These mortgages are due within the next fiscal year and bear interest rates between 12% and 28%. As security for these mortgages, the Company has taken second security on the customers' residential properties.

Due from The Cash Store Australia Holdings Inc.

The Company has $659,830 (2007 - nil) receivable from The Cash Store Australia Holdings Inc. The receivable was repaid subsequent to year-end. See note 16(b) for additional information.

NOTE 5 - CAPITAL ASSETS

	2008		
	Cost	Amortization Accumulated	Net Book Value
Computer hardware	$ 2,087,994	$ 1,004,439	$ 1,083,555
Computer software	3,315,130	414,444	2,900,686
Fixtures, furniture and equipment	5,318,907	3,036,466	2,282,441
Leasehold improvements	12,985,113	7,176,152	5,808,961
Signs	3,929,616	2,169,125	1,760,491
Buildings	132,330	2,648	129,682
Land	50,900	-	50,900
	$ 27,819,990	$ 13,803,274	$ 14,016,716

Starting in fiscal 2007, the Company started developing a new software system to be used in the branches. It is anticipated that this system will be implemented in early fiscal 2009. Included in computer software are assets under development with a cost of $2,382,787 (2007 - $740,768). These assets have not been amortized in the year.

Amortization expense for the year includes a loss on disposition of capital assets of $277,366 (2007 – gain of $4,282).

	2007		
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 1,050,848	$ 637,134	$ 413,714
Computer software	1,302,186	260,130	1,042,056
Fixtures, furniture and equipment	4,974,866	2,021,315	2,953,551
Leasehold improvements	11,572,243	4,827,861	6,744,382
Signs	3,504,329	1,456,352	2,047,977
Buildings	50,000	-	50,000
	$ 22,454,472	$ 9,202,792	$ 13,251,680

Assets under capital lease included above:

	2008		2007	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Computer hardware	$ 67,074	$ 67,074	$ 67,074	$ 60,859
Fixtures and equipment	574,448	422,531	574,448	307,641
Leasehold improvements	7,227	6,142	7,227	4,697
Signs	107,665	90,573	107,665	69,040
	$ 756,414	$ 586,320	$ 756,414	$ 442,237

Amortization of capital assets includes $144,083 (2007 - $154,637) relating to assets under capital leases.

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NOTE 6 – INTANGIBLE ASSETS 2008 Accumulated Net Book Cost Amortization Value Customer contracts, relationships, lists and other $ 706,991 $ 684,318 $ 22,673 Non-compete agreement 209,000 195,194 13,806 Favourable and unfavourable leases 89,000 89,000 - Brand name 5,300,000 - 5,300,000 $ 6,304,991 $ 968,512 $ 5,336,479 2007 Accumulated Net Book Cost Amortization Value Customer contracts, relationships, lists and other $ 691,949 $ 560,056 $ 131,893 Non-compete agreement 209,000 116,673 92,327 Favourable and unfavourable leases 89,000 66,242 22,758 Brand name 5,300,000 - 5,300,000 $ 6,289,949 $ 742,971 $ 5,546,978 During fiscal 2008, the Company acquired a customer list for $15,043. NOTE 7 – INCOME TAXES (a) Provision for Income Taxes The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 30.6% (2007 – 34.5%) to income from continuing operations as a result of the following: 2008 2007 Income before income taxes $ 20,392,102 $ 13,429,354 Computed tax expense at statutory income tax rates $ 6,239,983 $ 4,633,127 Change in enacted tax rates 1,350,842 (192,000) Stock-based compensation 190,000 300,000 Permanent differences and other 88,800 18,622 Total Income Tax Provision $ 7,869,625 $ 4,759,749 (b) Future Income Taxes The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below: Current non-capital losses carried forward $ 3,166,373 $ - Long-term non-capital losses carried forward $ 57,000 $ 1,395,000 Rental, capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost 1,021,300 4,404,573 Deferred lease inducements - differences between book value and tax value 225,000 260,000 Future tax benefit of share issue costs (netted against share issue costs) 295,000 502,000 $ 1,598,300 $ 6,561,573 Future income tax liabilities: Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost $ (1,140,000) $ (1,110,000) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 7 – INCOME TAXES (CONTINUED)

(b) Future Income Taxes (continued)

In assessing the realizability of future tax assets, Management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon Management assessment, Management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

As at June 30, 2008, the Company had unused non-capital tax loss carry-forwards available to reduce taxable income in future years, mainly originating from the spin-off of its rental operations (Note 18), as follows:

Year of Origin	Year of Expiry	Amount
2006	2026	$ 29,441
2007	2027	93,885
2008	2028	10,014,428
		$ 10,137,754

NOTE 8 – LONG-TERM INVESTMENT

On March 31, 2008 the Company acquired 3,000,000 shares of The Cash Store Australia Holdings Inc. at a share price of $0.06 per share for a total investment of $180,000. This investment is recorded at cost.

NOTE 9 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

51

	June 30, 2008	June 30, 2007
Trade accounts payable	**$ 2,226,664**	$ 1,379,995
Accrued liabilities	**1,890,173**	1,465,351
Accrued salaries and benefits	**2,622,088**	2,269,674
Amounts due to third party lenders	**100,235**	3,462,271
Other	**17,502**	161,072
	$ 6,856,662	$ 8,738,363

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

NOTE 10 – OBLIGATIONS UNDER CAPITAL LEASES

	2008		
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $2,190 including interest ranging from 12.6% - 13.3%; due to mature in 2008; secured by leased assets with an aggregate carrying amount of $170,094	**$ 8,307**	**$ 663**	**$ 7,644**
Less current portion	**8,307**	**$ 663**	**7,644**
	$ -	**$ -**	**$ -**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 10 – OBLIGATIONS UNDER CAPITAL LEASES (CONTINUED)

		2007	
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $15,867 including interest ranging from 9.8% - 21.0%; due to mature in 2008; secured by leased assets with an aggregate carrying amount of $314,177	$ 125,953	$ 7,046	$ 118,907
Less current portion	117,646	6,383	111,263
	$ 8,307	$ 663	$ 7,644

The capital lease repayments are due as follows:

		Aggregate Due		**Less Imputed Interest**		**Net**
2008	$	8,307	$	663	$	7,644
	$	8,307	$	663	$	7,644

During the year, the Company incurred interest charges related to capital leases in the amount of $6,102 (2007 – $19,652). These have been included in selling, general and administrative expenses.

NOTE 11 – SHARE CAPITAL

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(a) Issued Share Capital

	June 30, 2008			June 30, 2007		
	Number of Shares		**$**	Number of Shares		$
Authorized:						
Unlimited common shares with no par value						
Issued:						
Balance, beginning of period	**20,793,112**	**$**	**48,953,956**	20,464,362	$	48,588,131
Transfer from contributed surplus for stock options or warrants exercised - Note 13	**-**		**116,555**	-		63,575
Options exercised	**100,000**		**200,000**	328,750		302,250
Shares repurchased	**(1,353,110)**		**(3,185,775)**	-		-
Balance, end of period	**19,540,002**	**$**	**46,084,736**	20,793,112	$	48,953,956

On June 25, 2007, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the "Bid") from June 27, 2007 to June 26, 2008 will not exceed 1,208,739 common shares, or approximately 8.9% of the public float outstanding on June 18, 2007. On May 12, 2008, the Company announced an amended normal course issuer bid to purchase an additional 144,371 common shares, which would not exceed 1,353,110 common shares purchased pursuant to the Bid. All common shares repurchased by the Company pursuant to the normal course issuer bid have been cancelled. During the year, the Company purchased 1,353,110 common shares at a cost of $5,975,695. See Note 19 for additional information.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 11 - SHARE CAPITAL (CONTINUED)

(b) Options to Associates and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted. At June 30, 2008, 955,936 (2007 – 1,549,936) common shares remained reserved for issuance under the stock option plan. The continuity of the Company's outstanding and exercisable stock options for the year-end ended June 30, 2008 and 2007 is as follows:

	2008		2007	
	Total Options for Shares	Weighted Average Price	Total Options for Shares	Weighted Average Price
Outstanding, beginning of period	765,000	$ 5.62	1,128,750	$ 5.54
Granted	607,000	$ 4.17	135,000	$ 6.16
Exercised	(100,000)	$ 2.00	(328,750)	$ 0.92
Forfeited	(183,000)	$ 5.04	(170,000)	$ 13.74
Outstanding, end of period	1,089,000	$ 4.35	765,000	$ 5.62
Exercisable, end of period	249,999	$ 4.89	313,333	$ 4.35

At June 30, 2008, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life, are as follows:

Fiscal Year Granted	Number Outstanding	Weighted Average Remaining Term	Weighted Average Exercise Price	Number Exercisable
2004	100,000	5 mos.	$ 1.09	100,000
2005	10,000	16 mos.	$ 3.85	10,000
2006	320,000	25 mos.	$ 6.46	106,667
2007	100,000	37 mos.	$ 5.51	33,332
2008	559,000	52 mos.	$ 3.53	-
	1,089,000	38 mos.	$ 4.35	249,999

As a result of the spin-off of the rental operations (Note 18), the original award prices for all outstanding stock options have been adjusted to preserve the intrinsic value of the award immediately prior to the spin-off using an adjustment ratio based on the Company's market stock price and Insta-Rent Inc.'s fair market value at a certain point in time. The Company's stock options held by employees of the rental operations that are now employees of Insta-Rent Inc. were cancelled as of the date of the spin-off. The employees of Insta-Rent Inc. received Insta-Rent Inc. stock-based awards to replace the cancelled awards in the Company.

NOTE 12 - DIVIDENDS ON COMMON SHARES

Dividends on common shares in the amount of $3,552,395 were paid to common shareholders during 2008 (2007 - $0).

NOTE 13 - CONTRIBUTED SURPLUS

For stock options granted to Officers and Directors after July 1, 2002, the Company records compensation expense using the fair value method as outlined in Note 11(b). Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense and contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2008 and 2007

NOTE 13 – CONTRIBUTED SURPLUS (CONTINUED)

	2008	2007
Balance at beginning of period, as previously stated	$ 3,268,251	$ 2,171,473
Stock options or warrants exercised	(116,555)	(63,575)
Stock-based compensation expense	624,787	1,160,353
	$ 3,776,483	$ 3,268,251

NOTE 14 - COMMITMENTS

(a) Lease Commitments

The Company is committed to future minimum annual operating lease payments for office, store premises, equipment and vehicles, which expire through 2032.

	Aggregate Lease Payments
2009	$ 7,715,338
2010	6,176,631
2011	4,299,824
2012	2,859,562
2013 and thereafter	221,040
	$ 21,272,395

In addition to the future minimum annual lease payments, the Company is responsible for its proportionate share of common area costs for office and store premises leases.

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(b) New Store Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for four (4) additional Cash Store and Instaloans locations. The additional minimum annual lease payments required for the next five years are as follows:

	Additional Lease Payments	Aggregate Lease Payments
2009	$ 51,235	$ 7,766,573
2010	27,800	6,204,431
2011	1,680	4,301,504
2012	-	2,859,562
2013 and thereafter	-	221,040
	$ 80,715	$ 21,353,110

NOTE 15 - CONTINGENCIES

(a) Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta, British Columbia and Ontario alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes. The claim in British Columbia was certified as a class proceeding against the Company and its subsidiary, The Cash Store Inc., with respect to British Columbia residents, and the certification decision was affirmed by the British Columbia Court of Appeal in fiscal 2006. In fiscal 2007, the plaintiffs in the British Columbia claim brought forward an application to have certain of the Company's third party lenders added to the claim. No decision has yet been made by the Court in respect of this application. The claim in Ontario was certified against The Cash Store Inc., but not against the Company, in fiscal 2006 with respect to residents of Canada other than residents of British Columbia and Alberta. In Alberta, there are two claims. One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has

NOTE 15 - CONTINGENCIES (CONTINUED) (a) Legal Proceedings (continued) not yet been heard. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for these actions in the accounts. On April 21, 2008, the Company settled the Ontario class action lawsuit in principle. The settlement is conditional upon the lawsuit being certified by the Court as a class proceeding under the Class Proceedings Act and as part of that process, the terms of settlement being approved by the Court. The settlement does not constitute any admission of liability by the Company. As at June 30, 2008 the settlement had not been approved by the Court. A decision is expected to be received during the first quarter of fiscal 2009. Under the terms of the settlement in principle, the Company is to pay to the Class an aggregate of $1.5 million in cash and $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, outside of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus the brokerage fees and interest in full (“the Class”). The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay brokerage fees and interest which may arise in the future through new loans advanced to the customer. The credit vouchers are fully transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the Class, in an amount to be approved by the Court. Due to the uncertainty surrounding the court process, the Company is not able, at this time, to determine the likelihood of the settlement and therefore has not accrued any amounts. The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims. (b) Branch Operations The Company’s subsidiaries, The Cash Store Inc. and 1152919 Alberta Ltd. (operating as Instaloans) act as brokers on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third party lenders’ loan portfolio which totalled approximately $58 million as at June 30, 2008 (2007 - $53 million). To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders. NOTE 16 – RELATED PARTY TRANSACTIONS (a) Insta-Rent Inc. The Company provides administrative functions to Insta-Rent Inc. (see note 18). For this service, the Company is charging Insta-Rent Inc. $30,000 per month. Included in selling, general and administrative expense is a recovery of $90,000 (2007 - $0) relating to these services for the period that Insta-Rent was a separate public company. These transactions are subject to normal trade terms and are measured at the actual exchange amount. Subsequent to the spin-off of the rental division and as part of the transition of administrative functions, the Company continued to receive payments from customers of Insta-Rent Inc. Included in accounts payable and accrued liabilities is $520,844 as at year-end related to these payments received. These amounts are measured at the actual exchange amount, due to Insta-Rent Inc. upon receipt and were repaid subsequent to year-end. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 55

NOTE 16 – RELATED PARTY TRANSACTIONS (CONTINUED) (a) Insta-Rent Inc. (continued) The Company has a $600,000 note receivable due from Insta-Rent Inc. This note bears an interest rate of 0.1% per day, is due on December 31, 2008, is secured by the assets of Insta-Rent Inc. and is measured at the exchange amount. (b) The Cash Store Australia Holdings Inc. The Company has a $659,830 note receivable from The Cash Store Australia Holdings Inc., of which the Company has a 19% ownership (Note 8). Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was re-paid subsequent to year-end. Certain of the Directors and Officers of the Company hold shares in the The Cash Store Australia Holdings Inc. (c) Former Director A company, in which a former Director of the Company is a partner, provided consulting services to the Company. Selling, general and administrative expense includes $0 (2007 - $48,485) relating to these services for the period that he served as a director. Included in trade accounts payable is $0 (2007 - $16,068) payable to the former Director’s consulting company. These transactions are subject to normal trade terms and are measured at the actual exchange amount. NOTE 17 – FINANCIAL INSTRUMENTS (a) Fair Value The Company has determined the fair values of its financial instruments as follows: (i) The fair value of financial instruments, other than the capital lease obligations, approximates their carrying amounts due to the short nature of these instruments. The estimated fair value of the capital lease obligations has been determined based on discounting future payments of interest and principal at estimated interest rates that would be available to the Company at year-end. At June 30, 2008 the fair value is not significantly different than its carrying value. (ii) The fair value of the capital lease obligations (collectively “the debt”) are based on Management estimates which are determined by discounting cash flows required under the debt at the interest rate currently estimated to be available for loans with similar terms. Based on these estimates, the fair value of the Company’s debt as at June 30, 2008 is not significantly different than its carrying value. (b) Interest Rate Risk Management The Company has an interest bearing note with Insta-Rent Inc. which is fixed. (c) Credit Risk Management The maximum exposures to credit risk are represented by the carrying amount of accounts receivable. The credit risk related to accounts receivable results from the possibility of default of payment. The Company performs on-going credit evaluations and allows for uncollectible amounts when determinable. The Company acts as a broker and has no concentration of credit risk with any particular individual, company or other entity. (d) Indemnities The Company indemnifies its Directors and Officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 56

NOTE 18 – DISCONTINUED OPERATIONS On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., which is a new publicly traded company whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. This spin-off transaction was completed on March 31, 2008 and, accordingly the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the year ended June 30, 2008 and 2007 as discontinued operations. Discontinued operations for the year ended June 30, 2008 also includes non-recurring separation costs of $677,948 which consist principally of external legal and accounting fees to affect the spin-off. In addition, certain corporate expenses were allocated to discontinued operations. These expenses were limited to specifically identified costs and other costs, such as corporate shared services, which support segment operations. These costs represent those that have historically been allocated and recorded by the Company’s operating segments as an expense. Also to facilitate the rental operation’s separation from the Company, the Company is providing certain services to Insta-Rent Inc. during a transition period. Specifically, the Company and Insta-Rent Inc. entered into an interim service agreement on April 1, 2008, which will expire on April 1, 2009, to provide ongoing services such as financial and accounting support, contracts administrative services, payroll, benefits and human resources services, general office support services, and the use of the Company’s information technology and telecommunications systems. The Company will charge Insta-Rent Inc. a fee of $30,000 per month for these services. The Company will not have any significant involvement in the operations of Insta-Rent Inc. The loss from discontinued operations is summarized as follows: 2008 2007 Rental Revenue $ 15,468,418 $ 24,235,684 Loss from discontinued operations before tax $ (2,492,120) $ (3,461,942) Loss from discontinued operations $ (1,716,120) $ (2,787,942) The following table presents the balance sheet related to the assets and liabilities held for spin-off as of June 30, 2007: 2007 Current assets held for spin-off Accounts receivable $ 169,420 Prepaid expenses and other 110,455 $ 279,875 Non-current assets held for spin-off Deposits and other $ 14,592 Rental assets 8,515,176 Capital assets 1,493,033 Intangible assets 1,499 Future income taxes 37,427 Goodwill 137,119 $ 10,198,846 Current liabilities held for spin-off Accounts payable and accrued liabilities $ 1,765,880 Current portion of deferred revenue 634,939 Current portion of obligation under capital leases 1,305 $ 2,402,124 Non-current liabilities held for spin-off Deferred revenue $ 14,584 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2008 and 2007 57

NOTE 19 – SUBSEQUENT EVENTS (a) Purchase of the Company’s Equity Securities On June 30, 2008, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2008 to July 2, 2009 will not exceed 1,218,470 common shares, or approximately 10% of the public float outstanding on June 27, 2008. Common shares purchased pursuant to the Bid will be cancelled. No purchases related to this Bid were settled during fiscal 2008, however subsequent to year-end, the Company has purchased 124,873 common shares at a cost of $564,858. (b) Dividends Declared On August 27, 2008, the Company declared two cash dividends. The first dividend is a quarterly cash dividend of $0.025 per common share and the second dividend is a special cash dividend of $0.075 per common shares. Both are payable on Ocober 2, 2008 to shareholders of record on September 18, 2008. Decisions on future dividends will be subject to Board of Directors’ approval on a quarterly basis. NOTE 20 – COMPARATIVE FIGURES Certain of the comparative figures have been reclassified to conform to presentation adopted for the current year. In the current year and prior year, certain tax figures have been reclassified and corporate costs eliminated for presentation purposes.

Corporate Governance The values that guide our day-to-day operations are also reflected in the guidance we receive from our Board of Directors, which embraces the principle that strong corporate governance works in the best interest of Cash Store Financial and its shareholders. Cash Store Financial believes that effective corporate governance practices are fundamental to the overall success of a company. Our Corporate Governance practices reflect our commitment to openness and accountability. Cash Store Financial is committed to full compliance with applicable corporate governance requirements and seeks to continuously improve its corporate governance standards. Each Director is expected to attend all regularly scheduled meetings and all of the Committees on which they serve. To prepare for meetings, members of the Board are expected to review the materials that are sent to each Director in advance of those meetings. Each Director must act honestly and in good faith with a view to the best interests of Cash Store Financial and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of Cash Store Financial has: • adopted a Board Mandate; • adopted charters for each of the standing committees; • adopted Position Descriptions for the CEO, Chairman, Lead Director and the Committee Chairs; • adopted a Code of Business Conduct and Ethics that establishes a high standard for ethical behaviour among management and associates; • implemented a formal Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that communications with investors and the public are timely, factual and accurate. The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The Audit Committee is made up of independent directors. The majority of the members of both the Compensation Committee and the Corporate Governance and Nominating Committee are independent Directors. To further reinforce independence, the Board has appointed Mr. Brian Hesje as Lead Director. Mr. Hesje is responsible for developing the agenda for and presiding over in-camera sessions, and acting as principal liaison between the non-management Directors and the CEO on matters dealt with in the in-camera sessions. A whistleblower policy, which establishes the process of reporting a complaint or concern with respect to accounting or auditing matters, was also adopted. For a complete review of Cash Store Financial’s corporate governance practices, please refer to the Management Information Circular, available on our website at www.csfinancial.ca. 59

Board of Directors Chairman Gordon J. Reykdal Chairman & Chief Executive Officer Mr. Reykdal holds the position of Chairman and Chief Executive Officer of Cash Store Financial , a company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc. was restructured and became easyhome (TSX:EH) Director William C. (Mickey) Dunn Corporate Governance and Nominating Committee (Chair) Chairman, True Energy Inc. Joined the Board of Cash Store Financial on May 12, 2002. Mr. Dunn has been the Chairman of True Energy Trust Inc., an oil and gas company, since September 2000 and is also a Director for Precision Drilling Inc. as well as Vero Exploration Inc. From 1982 to 2000 he was the President of Cardium Service and Supply Ltd., an oilfield equipment company. Director Brian W. Hesje Audit Committee, Compensation Committee; Lead Director Chairman, Fountain Tire Corp. Joined the Board of Cash Store Financial on November 22, 2003 Mr. Hesje has been the Chairman of Fountain Tire Ltd., a tire retail company, since 1992, prior to which he was Chief Executive Officer from 2002 to 2005 and President from 1992 to 2002. He also serves on the Board of Directors for ATB Financial and CIRCA Enterprises Inc. Director Edward C. McClelland Compensation Committee (Chair), TEC Groups #223 & 323 Joined the Board of Cash Store Financial on November 8, 2005. Mr. McClelland has been the Chairman of TEC (The Executive Committee) Groups #223 & 323, an international organization comprised of over 11,000 CEO’s from businesses with revenues of more than $3 million, since 1997. From 1994 to 1996 he was the Vice President of CIBC Finance. Prior to that he was the President of Transamerica/Borg Warner Group of Companies, Canada, Australia, and Europe. He is CEO of The Cash Store Australia Holdings Inc. Director J. Albert (Al) Mondor Audit Committee (Chair) Joined the Board of Cash Store Financial on April 9, 2008. Mr. Mondor is currently a Vice President at Sumex Inc., a capital and financing solutions business. Prior to that he was the Office Managing Partner of Grant Thornton LLP’s Edmonton practice. Director Robert Gibson President, Stuart & Company Limited Mr. Gibson is a Managing Director of Alsten Holdings Ltd. He has been a director of Precision Drilling Corporation since June 1996 and was appointed to the Board of Trustees in September 2005. 60

Company Information BANKERS CIBC Edmonton, Alberta Bank of Montreal Edmonton, Alberta AUDITORS KPMG LLP Edmonton, Alberta SOLICITORS Cassels, Brock and Blackwell LLP Toronto, Ontario TRANSFER AGENT Computershare Trust Company of Canada LISTED Toronto Stock Exchange Trading symbol: CSF HEAD OFFICE 17631-103 Avenue Edmonton, Alberta T5S 1N8 T (780) 408-5110 F (780) 408-5122 Website: www.csfinancial.ca ANNUAL MEETING Annual meeting of Shareholders of The Cash Store Financial Services Inc. will be held in the Oborowsky Designer Seminar Hall in the Alberta Diabetes Institute located at 112 Street and 87 Avenue, Edmonton, Alberta, on October 29th, 2008 at 10:00 a.m. (MST) OFFICERS Gordon J. Reykdal Chairman and Chief Executive Officer Nancy L. Bland Chief Financial Officer Barret J. Reykdal President and Chief Operating Officer Michael J.L. Thompson Senior Vice President and Corporate Secretary 61

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